Exhibit 99.1

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

ASSET	Note	March 31, 2020	December 31, 2019
CURRENT
Cash and cash equivalents	5	4,548,329	3,249,127
Marketable securities	6	5,009,160	6,150,631
Trade accounts receivable	7	4,447,957	3,035,817
Inventories	8	4,262,511	4,685,595
Recoverable taxes	9	836,043	997,201
Derivative financial instruments	4	128,845	260,273
Advances to suppliers	10	158,740	170,481
Other assets		266,231	335,112
Total current assets		19,657,816	18,884,237

NON CURRENT
Marketable securities	6	181,564	179,703
Recoverable taxes	9	679,779	708,914
Deferred taxes	12	9,363,252	2,134,040
Derivative financial instruments	4	959,549	838,699
Advances to suppliers	10	1,212,713	1,087,149
Judicial deposits		267,338	268,672
Other assets		235,810	228,881

Biological assets	13	10,431,416	10,571,499
Investments	14	326,879	322,446
Property, plant and equipment	15	40,701,410	41,120,945
Right of use	19.1	3,956,304	3,850,237
Intangible	16	17,468,599	17,712,803
Total non-current		85,784,613	79,023,988
TOTAL ASSET		105,442,429	97,908,225

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED BALANCE SHEET

LIABILITIES	Note	March 31, 2020	December 31, 2019
CURRENT
Trade accounts payable	17	2,408,286	2,376,459
Loans, financing and debentures	18.1	6,523,908	6,227,951
Lease liabilities	19.2	664,651	656,844
Derivative financial instruments	4.5	4,642,367	893,413
Taxes payable		226,565	307,639
Payroll and charges		308,756	400,435
Liabilities for assets acquisitions and subsidiaries	23	116,792	94,414
Dividends payable		5,714	5,720
Advance from customers		67,897	59,982
Other liabilities		302,903	456,338
Total current liabilities		15,267,839	11,479,195

NON CURRENT
Loans, financing and debentures	18.1	69,257,752	57,456,375
Lease liabilities	19.2	4,062,710	3,327,226
Derivative financial instruments	4.5	7,150,959	2,024,500
Liabilities for assets acquisitions and subsidiaries	23	516,979	447,201
Provision for judicial liabilities	20.1	3,460,373	3,512,477
Employee benefit plans	21.2	739,595	736,179
Deferred taxes	12	76,073	578,875
Share-based compensation plans	22.3	160,949	136,505
Other liabilities		84,323	121,723
Total non-current liabilities		85,509,713	68,341,061
TOTAL LIABILITIES		100,777,552	79,820,256

EQUITY	24
Share capital		9,235,546	9,235,546
Capital reserves		6,198,899	6,198,599
Retained earnings reserves		317,144	317,144
Other reserves		2,205,836	2,221,341
Retained loss		(13,409,659)
Controlling shareholder´s		4,547,766	17,972,630
Non-controlling interest		117,111	115,339
Total equity		4,664,877	18,087,969
TOTAL LIABILITIES AND EQUITY		105,442,429	97,908,225

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED INTERIM STATEMENT OF INCOME (LOSS)

	Note	March 31, 2020	March 31, 2019
NET SALES	27	6,980,793	5,698,999
Cost of sales	29	(4,819,999)	(4,724,893)
GROSS PROFIT		2,160,794	974,106

OPERATING INCOME (EXPENSES)
Selling	29	(514,936)	(441,303)
General and administrative	29	(314,836)	(330,765)
Income from associates and joint ventures	14	711	1,658
Other, net	29	16,731	(18,884)
OPERATING PROFIT BEFORE NET FINANCIAL INCOME (EXPENSES)		1,348,464	184,812

NET FINANCIAL INCOME (EXPENSES)	26
Financial expenses		(1,086,424)	(992,804)
Financial income		120,754	149,322
Derivative financial instruments		(9,058,792)	(636,934)
Monetary and exchange variations, net		(12,419,586)	(455,727)
NET LOSS BEFORE TAXES		(21,095,584)	(1,751,331)

Current income taxes	12	(54,360)	(129,249)
Deferred income taxes	12	7,730,883	651,448
NET LOSS FOR THE PERIOD		(13,419,061)	(1,229,132)

Attributable to
Controlling shareholders’		(13,422,530)	(1,226,803)
Non-controlling interest		3,469	(2,329)

Loss per share
Basic	25.1	(9.94835)	(0.93686)

Diluted	25.1	(9.94835)	(0.93686)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATE INTERIM STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	March 31, 2020	March 31, 2019
Net loss for the period	(13,419,061)	(1,229,132)

Items that will not be reclassified to profit or loss
Exchange rate variation and fair value on financial assets measured at fair value through of comprehensive income
Ensyn Corporation		1,323
CelluForce Inc.	1,100	462
Spinnova Oy		(315)
Tax effect of the above items	(374)	(500)
	(13,418,335)	(1,228,162)

Item that may be subsequently reclassified to profit or loss
Exchange variation on conversion of financial statements and on foreign investments	(3,360)	11,745

Total comprehensive loss	(13,421,695)	(1,216,417)

Attributable to
Controlling shareholders’	(13,425,164)	(1,214,088)
Non-controlling interest	3,469	(2,329)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Share Capital		Capital reserves					Retained earnings reserves
	Share Capital	Share issuance costs	Tax incentives	Stock options granted	Share issuance costs	Other	Treasury shares	Tax incentives	Legal Reserve	Reserve for capital increase	Special statutory reserve	Dividends proposed	Other reserves	Retained earnings (losses)	Total	Non-controlling interest	Total equity
Balances at December 31, 2018	6,241,753		684,563	5,100	(15,442)		(218,265)		422,815	1,730,629	242,612	596,534	2,321,708		12,012,007	13,928	12,025,935
Total comprehensive income (loss)
Net (loss) for the period														(1,226,803)	(1,226,803)	(2,329)	(1,229,132)
Other comprehensive income for the period													12,715		12,715		12,715
Transactions with shareholders
Share capital increase (note 1.3.1.1)	3,027,528														3,027,528		3,027,528
Share issuance costs		(33,735)			15,442										(18,293)		(18,293)
Stock options granted				1,421											1,421		1,421
Non-controlling interest arising from business combination																110,616	110,616
Internal changes in equity
Transfer of tax incentives			(684,563)					684,563
Partial realization of deemed cost, net of taxes													(13,137)	13,137
Realization of asset revaluation reserve													6,290		6,290		6,290
Foreign exchange variation of hyperinflation of foreign subsidiary													5,387		5,387		5,387
Issue of common shares related to business combination (note 1.3.1.1)						6,410,885									6,410,885		6,410,885
Balances at March 31, 2019	9,269,281	(33,735)		6,521		6,410,885	(218,265)	684,563	422,815	1,730,629	242,612	596,534	2,332,963	(1,213,666)	20,231,137	122,215	20,353,352

Balances at December 31, 2019	9,269,281	(33,735)		5,979		6,410,885	(218,265)		317,144				2,221,341		17,972,630	115,339	18,087,969
Total comprehensive income (loss)
Net (loss) for the period														(13,422,530)	(13,422,530)	3,469	(13,419,061)
Other comprehensive income for the period													(2,634)		(2,634)		(2,634)
Transactions with shareholders
Stock options granted				300											300		300
Non-controlling interest arising from business combination																(1,697)	(1,697)
Internal changes in equity
Partial realization of deemed cost, net of taxes													(12,871)	12,871
Balances at March 31, 2020	9,269,281	(33,735)		6,279		6,410,885	(218,265)		317,144				2,205,836	(13,409,659)	4,547,766	117,111	4,664,877

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

	March 31, 2020	March 31, 2019
OPERATING ACTIVITIES
Net income (loss) for the period	(13,419,061)	(1,229,132)
Adjustment to
Depreciation, depletion and amortization (Notes 26 and 29)	1,590,393	2,443,326
Amortization of right of use (Note 29)	39,330	27,959
Interest expense on lease liabilities	95,350	38,715
Results from sale, disposals and provision for losses (impairment) of property, plant and equipment and biological assets, net (Note 29)	4,488	(11,288)
Income from associates and joint ventures (Note 14.2)	(711)	(1,658)
Exchange rate and monetary variations, net (Note 26)	12,419,586	455,727
Interest expenses with financing, loans and debentures, net (Note 18.2)	886,270	823,958
Accrual of interest on marketable securities	(58,870)	(228,047)
Amortization of fundraising costs (Note 18.2)	25,250	31,574
Derivative (gains) losses, net (Note 26)	9,058,792	636,934
Deferred income tax and social contribution expenses (Note 12.1)	(7,730,883)	(651,448)
Interest on employee benefits (Note 21.2)	13,195	13,421
Reversal for judicial liabilities, net	(8,772)	(10,296)
Allowance for doubtful accounts, net (Note 7.3)	5,522	7,724
Provision for (reversal of) inventory losses, net (Note 8.1)	16,168	(1,739)
Provision for loss of ICMS credits, net (Note 9.1)	19,571	37,063
Other	5,439	65,227
Decrease (increase) in assets
Trade accounts receivables	(608,145)	331,901
Inventories	424,128	(942,669)
Recoverable taxes	200,988	58,745
Other assets	101,406	84,564
Increase (decrease) in liabilities
Trade accounts payables	(94,248)	75,087
Taxes payable	(59,487)	245,692
Payroll and charges	(92,262)	(332,520)
Other liabilities	(208,734)	(304,819)
Cash provided by operations, net	2,624,703	1,664,001
Payment of interest with financing, loans and debentures	(1,167,141)	(783,745)
Interest received from marketable securities	52,486	175,057
Payment of income taxes	(28,931)	(310,977)
Cash provided by operating activities	1,481,117	744,336

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

INVESTING ACTIVITIES
Additions to property, plant and equipment (Note 15)	(299,426)	(705,246)
Additions to intangible assets (Note 16)	(469)	(636)
Additions to biological assets (Note 13)	(578,224)	(791,684)
Proceeds from sale of property, plant and equipment	27,905	33,933
Increase of capital in subsidiaries and associates (Note 14.3)		(11,216)
Marketable securities, net	1,145,994	21,756,512
Advance for acquisition of wood from operations with development	(68,957)	(126,866)
Acquisition of subsidiaries, net cash (Note 1.2.2.2)		(26,002,541)
Cash provided (used) in investing activities, net	226,823	(5,847,744)
FINANCING ACTIVITIES
Proceeds from loans, financing and debentures (note 18.2)	3,663,623	7,671,829
Payment of derivative transactions (note 4.5.4)	(172,797)	24,765
Payment of loans, financing and debentures (note 18.2)	(4,503,548)	(3,735,541)
Payment of leases (note 19.2)	(157,209)	(118,237)
Payment of dividends		(68)
Liabilities for assets acquisitions and subsidiaries	(2,838)	(1,701)
Other financing		(377)
Cash provided (used) by financing activities	(1,172,769)	3,840,670
Exchange variation on cash and cash equivalents	764,031	(28,830)
Increase (reduction) in cash and cash equivalents, net	1,299,202	(1,291,568)
Cash and cash equivalents at the beginning for the period	3,249,127	4,387,453
Cash and cash equivalents at the end for the period	4,548,329	3,095,885
Increase (reduction) in cash and cash equivalents, net	1,299,202	(1,291,568)

The accompanying notes are an integral part of this unaudited condensed consolidated interim financial information.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

1	COMPANY´S OPERATIONS

Suzano S.A., together with its subsidiaries (“Suzano” or collectively “Company”), is a public company with its headquarters office in the city of Salvador, State of Bahia, Brazil.

Suzano owns shares traded in B3 S.A. (“Brasil, Bolsa, Balcão - “B3”), listed on the New Market under the ticker SUZB3. On December 10, 2018, Suzano began trading its American Depositary Receipts ("ADRs") in a ratio of 1 (one) common share, Level II, traded in the New York Stock Exchange under the ticker SUZ, pursuant to a program approved by the Brazilian Securities and Exchange Commission (“CVM”).

The Company holds 11 industrial units, located in Aracruz (Espírito Santo, State), Belém (Pará, State), Eunápolis (Bahia, State) and Mucuri (Bahia, State), Fortaleza (Ceará, State), Imperatriz (Maranhão, State), Jacareí, Limeira, Rio Verde and Suzano (São Paulo, State) and Três Lagoas (Mato Grosso do Sul, State).

These units produce hardwood pulp from eucalyptus, paper (coated paper, paperboard, uncoated paper and cut size paper) and packages of sanitary paper (consumer goods - tissue) to serve the domestic and foreign markets.

Pulp and paper are sold in the foreign market directly by Suzano, as well as through its wholly-owned subsidiaries in Argentina, the United States of America, Switzerland, Austria and sales offices in China.

The Company's corporate purpose also includes the commercial operation of eucalyptus forest for its own use, the operation of port terminals, and the holding of interest, as partner or shareholder, in any other company or project, and the generation and sale of electricity.

The Company is controlled by Suzano Holding S.A., through a Voting Agreement whereby it holds 45.85% of the common shares of its share capital.

These unaudited condensed consolidated interim financial information was approved by Company’s Management on May 11, 2020.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

1.1.	Equity interest

The Company holds equity interest in the following entities:

					% equity interest
Entity	Main activity	Country	Type of investment	Accounting method	March 31, 2020	December 31, 2020
AGFA – Com. Adm. e Participações Ltda.	Holding	Brazil	Direct	Consolidated	100%	100%
Asapir Produção Florestal e Comércio Ltda.	Eucalyptus cultivation	Brazil	Direct	Consolidated	100%	100%
CelluForce Inc.	Nanocrystalline pulp research and development	Canada	Direct	Fair value through other comprehensive income	8,3%	8,3%
Comercial e Agrícola Paineiras Ltda.	Lease of reforestation land	Brazil	Direct	Consolidated	100%	100%
Ensyn Corporation	Bio fuel research and development	United States of America	Direct	Equity	25.3%	25.3%
Facepa - Fábrica de Papel da Amazônia S.A.	Industrialization and commercialization of tissue paper	Brazil	Direct/Indirect	Consolidated	92.8%	92.8%
Fibria Celulose (USA) Inc.	Business office	United States of America	Direct	Consolidated	100%	100%
Fibria Terminal de Celulose de Santos SPE S.A.	Port operation	Brazil	Direct	Consolidated	100%	100%
Fibria Overseas Finance Ltd.	Financial fundraising	Cayman Island	Direct	Consolidated	100%	100%
Fibria Terminais Portuários S.A.	Port operation	Brazil	Direct	Consolidated	100%	100%
FuturaGene AgriDev Xinjiang Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Biotechnology Shangai Company Ltd.	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
FuturaGene Brasil Tecnologia Ltda.	Biotechnology research and development	Brazil	Direct/Indirect	Consolidated	100%	100%
FuturaGene Delaware Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Hong Kong Ltd.	Biotechnology research and development	Hong Kong	Indirect	Consolidated	100%	100%
FuturaGene Inc.	Biotechnology research and development	United States of America	Indirect	Consolidated	100%	100%
FuturaGene Israel Ltd.	Biotechnology research and development	Israel	Indirect	Consolidated	100%	100%
FuturaGene Ltd.	Biotechnology research and development	England	Indirect	Consolidated	100%	100%
F&E Tecnologia do Brasil S.A.	Biofuel production, except alcohol	Brazil	Indirect	Consolidated	100%	100%
F&E Technologies LLC	Biofuel production, except alcohol	United States of America	Direct	Equity	50%	50%
Gansu FuturaGene Biotech Co. Ltd. (1)	Biotechnology research and development	China	Indirect	Consolidated	100%	100%
Ibema Companhia Brasileira de Papel	Industrialization and commercialization of paperboard	Brazil	Direct	Equity	49.9%	49.9%
Itacel - Terminal de Celulose de Itaqui S.A.	Port operation	Brazil	Indirect	Consolidated	100%	100%
Maxcel Empreendimentos e Participações S.A.	Holding	Brazil	Direct	Consolidated	100%	100%
Mucuri Energética S.A.	Power generation and distribution	Brazil	Direct	Consolidated	100%	100%
Ondurman Empreendimentos Imobiliários Ltda.	Lease of reforestation land	Brazil	Direct/Indirect	Consolidated	100%	100%
Paineiras Logística e Transporte Ltda.	Road freight transport	Brazil	Direct /Indirect	Consolidated	100%	100%
Portocel - Terminal Espec. Barra do Riacho S.A.	Port operation	Brazil	Direct	Consolidated	51%	51%
Projetos Especiais e Investimentos Ltda.	Commercialization of equipment and parts	Brazil	Direct	Consolidated	100%	100%
Rio Verde Participações e Propriedades Rurais S.A.	Forest assets	Brazil	Indirect	Consolidated	100%	100%
Spinnova OY	Research and development of sustainable raw materials (wood) for the textile industry	Finland	Direct	Equity	24,06%	24,06%
Stenfar S.A. Indl. Coml. Imp. Y. Exp.	Commercialization of computer paper and materials	Argentine	Direct /Indirect	Consolidated	100%	100%
Suzano Áustria GmbH.	Business office	Austria	Direct	Consolidated	100%	100%
Suzano Canada Inc.	Lignin research and development	Canada	Direct	Consolidated	100%	100%
Suzano International Trade GmbH.	Business office	Austria	Direct	Consolidated	100%	100%
Suzano Participações do Brasil Ltda.	Holding	Brazil	Direct	Consolidated	100%	100%
Suzano Pulp and Paper America Inc.	Business office	United States of America	Direct	Consolidated	100%	100%
Suzano Pulp and Paper Europe S.A.	Business office	Switzerland	Direct	Consolidated	100%	100%
Suzano Shanghai Ltd. (2)	Customer relationship services	China	Direct	Consolidated	100%
Suzano Trading Ltd.	Business office	Cayman Island	Direct	Consolidated	100%	100%
Suzano Trading International KFT	Business office	Hungary	Direct	Consolidated	100%	100%
Veracel Celulose S.A. (3)	Industrialization, commercialization and exportation of pulp	Brazil	Direct	Consolidated	50%	50%

1)	On April 8, 2020, disposal of equity interest.

2)	On February 26, 2020, establishment of legal entity arising from corporate reorganization.

3)	Joint operation with Stora Enso, a company located in Finland.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

1.2.	Major events in the three-month period ended March 31, 2020

1.2.1.	Effects arising from COVID 19

Suzano has been adopting preventive and mitigating measures in line with guidelines issued by the national and international health authorities, in order to minimize as far as possible, the harmful effects of the pandemic of COVID-19, popularly known as the new coronavirus, referring to the safety of people and the inheritance of their businesses.

The Company's initiatives are based on three pillars: (i) people (ii) society and (iii) business continuity.

(i)	people: in order to provide security to its employees and third parties, Suzano adopted a series of rules and procedures to minimize the exposure of its team.

(ii)	society: Suzano now understands its responsibility to the communities in which it operates and based on its guideline “It is only good for us, if it is good for the world”, made the donation of toilet paper and diapers produced by the Company for needy regions. With regard to support to its business partners, the Company decided to maintain payment of 100% of the cost of the payroll of service providers' workers who will have their activities suspended for 60 days (until the end of May) in order to consequent job preservation.

(iii)	business continuity: so far, the Company continues with its normal operations and a crisis management committee has been implemented.

The paper and pulp sector were recognized by the World Health Organization (“WHO”), as well as by several countries, as a producer of goods essential to society. Therefore, in order to fulfill the responsibility arising from the essentiality of the business, Suzano has taken measures to ensure operational normality and full service to its customers, increasing the level of wood and raw material inventories in the factories and has been working to advance its inventories of finished goods product bringing them closer to their customers to mitigate possible risks of disruption in the factories' supply chain and the sale of their products.

The current situation resulting from the coronavirus also implies a higher credit risk, especially for its customers in the paper business. Thus, the Company has also been monitoring the evolution of this risk and implementing measures to mitigate it, and so far, there has been no significant financial impact.

Due to the social isolation measures adopted in Brazil and in several countries around the world, causing schools and offices to close, for example, the demand for printing and writing papers was reduced and due to uncertainty about their recovery, Suzano decided to stop temporary production with a forecast of 30 days from April 27, 2020 and May 1, 2020 on the paper production lines of the Rio Verde and Mucuri industrial units, respectively. However, the reduction in production volumes resulting from this decision is not material to the business and to the Company's economic and financial performance. We note that in several countries around the world similar measures have already been announced to temporarily reduce the production of printing and writing papers.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

An effect also resulting from the coronavirus concerns the decision to postpone Suzano's Ordinary and Extraordinary General Meetings (“AGOE”), initially called for April 24, 2020 and changed to May 22, 2020, in order to allow the digital modality, with content kept for deliberation by the shareholders.

Finally, it is also opportune to inform that, as a result of the current scenario, the Company has made a vast communication effort to further increase the interaction with its main stakeholders, with the objective of guaranteeing the adequate transparency and flow of information with the them in a timely manner to the dynamics of the social and economic conjuncture. For example, Suzano held a conference call on March 19, 2020 with its investors to update them about the Company in the context of COVID-19. The presentation used in the conference call, as well as the audio of the event, are available on the Company's Investor Relations website. There you will also find the Market Announcements published on the subject on March 17 and 30, 2020.

1.2.2.	Business combination with Fibria

Due to the relevance of the information, the Company considered it necessary to maintain the disclosure of information related to the business combination with Fibria performed during 2019.

On January 3, 2019, acquisition date of control by Suzano, after all fulfilled conditions for the conclusion of business combination and shareholding base, Fibria’s shares were exchanged for Suzano’s shares and on January 14, 2019, Suzano concluded the corporate reorganization process, following the terms of the

Agreement signed by both entities on March 15, 2018.

The transferred consideration by Suzano for acquisition of control of Fibria, defined in terms of the Agreement, was as follows:

1.2.2.1.	Share exchange ratio

On January 2, 2019, according to Notice to Shareholders, the exchange ratio of the common shares issued by Eucalipto Holding S.A. (“Holding”) held by Fibria’s shareholders for shares issued by Suzano was adjusted from 0.4611 to 0.4613, being the exchange ratio of 0.4613 considered as final. The adjustment in the exchange ratio, compared to the originally announced, was due to (i) a change in the total number of shares issued by Fibria ex-treasury and disregarding the shares resulting from the vesting of option plans between those in the Protocol and Justification and that date of 553,080,611 shares for 553,733,881 shares and (ii) alteration of the number of shares issued by Suzano ex-treasury and disregarding the shares resulting from the vesting of option plans between that contained in the Protocol and Justification and that present date of 1,091,984,141 shares to 1,093,784,141 shares.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

As consequence of this adjustment, (i) Suzano issued, as a result of the merger of the Holding, 255,437,439 new common shares in the market value of R$36.95, totaling amount of R$9,438,413, of which R$3,027,528 was recognized as capital increase and R$6,410,885, as capital reserve and (ii) the amount attributed to Suzano's common share to calculate the capital gain, as disclosed in the Notice of Shareholders on November 29, 2018, increased from R$15.38 attributed to 0.4611 common share for R$15.39 attributed to 0.4613 common share of Suzano.

1.2.2.2.	Cash installment

On January 10, 2019, by means of the Notice to Shareholders, the Company communicated the final value of the Adjusted Cash Installment, corresponding to the redemption value of each Holding's redeemable preferred share, originally equivalent to R$52.50, (i) reduced by the amount of dividends declared by Fibria on December 3, 2018 and paid in Brazil on December 12, 2018 in the amount of R$5.03 per share issued by Fibria (ii) plus R$2.73, corresponding to the variation of the average daily rate of Brazilian interbank deposits expressed as an annual percentage, based on 252 business days, measured and disclosed daily by B3 ("DI Rate"), between March 15, 2018 and the Expiration Date of the Transaction including January 10, 2019 (including) and January 14, 2019 (including), the DI Rate was estimated at 6.40% per annual, with a total and final amount of R$50.20 per share, making up the final amount of the Adjusted Cash Amount of R$27,797,441.

The amounts mentioned above are gross, not considering any tax impacts on the payment to Fibria Resident or Non-Resident Shareholders, which are detailed in the Notice to Shareholders disclosed on November 29, 2018.

Suzano performed a valuation analysis of the fair value of the assets acquired and liabilities assumed of Fibria and, using the total transferred consideration for the Merger, and allocated for such assets and liabilities.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

The following table summarizes the final purchase price allocation based on the appraisal report prepared by an independent and specialized entity:

Cash consideration	27,797,441
Issuance of shares by Suzano	9,438,413
Total consideration	37,235,854

Book value of Fibria's shareholders' equity	14,149,004
Write-off of the book value of existing goodwill, net of the deferred income taxes	(3,495,077)
Mandatory minimum dividends (eliminated from the balance sheet at the date of acquisition)	724,829
Book value of Fibria's shareholders' equity, net of goodwill	11,378,756

Fair value adjustment on business combination with Fibria (assets and liabilities):
Inventories	2,178,903	(1)
Property, plant and equipment	9,362,315	(2)
Customer relationship	9,030,779	(3)
Port assets	749,060	(4)
Contingent liabilities	(2,970,546	)(5)
Loans and financing	(59,921	)(6)
Taxes recoverable	(235,843	)(7)
Other assets and liabilities, net	451,624	(8)
Deferred taxes, net	(546,324	)(9)
Total impact of fair value	17,960,047
Goodwill on the expectation of future profitability	7,897,051	(10)

1)	Measured considering the balance of finished products based on selling price, net of selling expenses and an accepted margin based on the results achieved in 2018.

2)	Determined based on the analysis of market data on comparable transactions and cost quantification, based on the estimate of replacement or replacement value of the assets.

3)	In order to determine the fair value adjustment in the customer portfolio, the income approach and the method were used to measure the present value of the income that will be generated during the remaining useful life of the asset. Considering the 5-year history of Fibria's sales data and the customer churn rate that measures customer satisfaction and customer permanence in the portfolio, the adjustment was measured using estimated discounted cash flows. The customer churn rate and the discounted cash flows were considered as significant assumptions to determine the fair value of the customer portfolio.

4)	Fibria has concession contracts and port assets to assist in port operations in Brazil. For fair value measurement of these assets was considered the income approach, the Multi Period Excess Earnings Method (“MPEEM”) that measures the present value of the income that will be generated during the remaining useful life of the asset and method of direct cost differential.

5)	In the business combination, for the contingencies fair value measurement, whose chances of loss were classified as possible and remote, Fibria's Management and its external and independent advisors were considered for their fair values, whose amounts were measured based on the analyzes of Company’s external lawyers. Thus, the estimate and assumptions with respect to the probability of loss of the possible and remote lawsuits for the fair value calculation of contingent liabilities assumed were considered as significant assumptions to determine the fair value of the contingent liabilities.

6)	The adjustment to fair value of loans and financing was measured based on the fair value of the Bonds, based on the quotation of the security in the secondary market, and the adjustment to present value considering the market rate at the base date on December 31, 2018.

7)	For the measurement of the fair value of the taxes to be recovered, the amount to be recovered, discounted to the present value considering the expected Selic rate for the tax period, was considered.

8)	In other net assets and liabilities, including supply contracts, accounts receivable and advances to suppliers, the income evaluation methodology, the present value and the direct cost differential were used.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

9)	Deferred asset on income tax on fair value adjustments of assets of Veracel and Portocel. For the remaining fair value, we did not recognize deferred liability on income taxes liabilities due to Fibria’s Legal Merger in April 2019.

10)	Goodwill is attributable to the strong market position and expected future profitability of Fibria in negotiations in the eucalyptus pulp market.

2.	BASIS OF PREPARATION AND PRESENTATION OF UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL INFORMATION

The Company’s unaudited condensed consolidated interim financial information are prepared in accordance with and in compliance with the international standard IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”) and disclose all the applicable significant information related to the financial information, which is consistent with the information utilized by Management in the performance of its duties.

The Company’s unaudited condensed consolidated interim financial information are expressed in thousands of Brazilian Reais (“R$”), as well as the amounts of other currencies disclosed in the unaudited condensed consolidated interim financial information, when applicable, were also expressed in thousands, unless otherwise stated.

The preparation of unaudited condensed consolidated interim financial information requires Management to make judgments, use estimates and adopt assumptions in the process of applying accounting practices, that affect the disclosed amounts of revenues, expenses, assets and liabilities, including contingent liabilities. However, the uncertainty inherent to these judgements, assumptions and estimates could result in material adjustments to the carrying amount of certain assets and liabilities in future periods.

The Company reviews its judgments, estimates and assumptions continually as disclosed in the annual financial statements for the year ended December 31, 2019 (Note 3.2.32). In the three-month period ended March 31, 2020, the Company reviewed the judgments, estimates and assumptions related to the measurement of the fair value of biological assets and the impairment test of the intangible asset, which are disclosed in the respective notes 13 and 16 of this interim financial statement.

The unaudited condensed consolidated interim financial information were prepared on the historical cost basis, except for the following material items recognized:

(i)	derivative and non-derivative financial instruments measured at fair value;

(ii)	share-based payments and employee benefits measured at fair value;

(iii)	biological assets measured at fair value; and

(iv)	deemed cost of property, plant and equipment.

The main accounting polices applied in the preparation of these unaudited condensed consolidated interim financial information are presented in note 3.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

The unaudited condensed consolidated interim financial information were prepared under the going concern assumption.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated interim financial information was prepared based on the information of Suzano and its wholly-owned subsidiaries on the three-month period ended March 31, 2020, as well as in accordance with consistent accounting practices and policies.

The unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2019, considering that its purpose is to provide an update on the activities, events and significant circumstances in relation to those disclosed in the consolidated financial statements. Therefore, unaudited condensed consolidated interim financial information focus on new activities, events and circumstances and do not duplicate the information previously disclosed, except when Management judges that the maintenance of the information is relevant.

The accounting policies have been consistently applied to all consolidated companies.

There were no changes on such policies and estimates calculation methodologies, except for the application of the new accounting policies as of January 1, 2020 and whose estimated impact was disclosed in the annual financial statements of December 31, 2019, as described in the Note 3.1.

3.1.	New accounting policies and changes in the accounting policies adopted

3.1.1.	Translation into currency presentation

Due to the merger with Fibria, the Company had several changes in the structure, activities and operations during 2019 that led management to conclude that they needed to reassess the functional currency of its subsidiaries whose functional currency was different from Brazilian Reais.

Those facts resulted in the corporate reorganization, as well as, it has impacted how management conducted the Company's business in order to achieve the alignment between the cultures of the two Companies, the unification of processes, operating, tax systems and strategies, through synergy gains arising from the business combination. In this process some of Company’s wholly-owned subsidiaries were considered an extension of the activities of the parent company.

These circumstances collectively justify the change in the functional currency to Brazilian Real and they have occurred gradually during 2019, therefore it was not practicable to determine the date of the change at a precise point during the reporting period. Thus, the Company changed the functional currency of those wholly-owned subsidiaries as of January 1, 2020.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

The cumulative translation adjustment (“CTA”) arising from the translation of a foreign operation previously recognized in other comprehensive income will not be reclassified from equity to profit or loss until the disposal of the operations. The total or partial disposal of interest in wholly-owned subsidiaries occurs through sale or dissolution, of all or part of operation.

Therefore, the financial statements of foreign subsidiaries, whose functional currency was different from Brazilian Reais in 2019, were translated using the criteria established below:

(i)	assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	revenues and expenses are translated based on the monthly average rate;

(iii)	the cumulative effects of gains or losses upon translation are recognized as accumulated foreign currency translation adjustments component of other comprehensive income.

And as from January 1, 2020, the financial statements of foreign subsidiaries are translated using the following criteria:

(i)	monetary assets and liabilities are translated at the exchange rate in effect at period-end;

(ii)	non-monetary assets and liabilities are translated at the historical rate of the transaction;

(iii)	revenues and expenses are translated based on monthly average rate;

(iv)	the cumulative effects of gains or losses upon translation are recognized in the other comprehensive income period-end.

3.1.2.	Business combination – IFRS 3

This pronouncement was amended and clarifies definition of a “business”. It’s also permitted a simplified assessment of whether an acquired set of activities and assets is a group of assets rather than a business. The Company assessed the content of this pronouncement and did not identify any material impacts.

3.1.3.	Presentation of financial statements – IAS 1 and Accounting policies, changes in accounting estimates and errors – IAS 8

This pronouncement was amended and clarifies definition of a “material” and how it should be applied by (i) including in the definition guidance that until now has featured elsewhere in IFRS Standards; (ii) improving the explanations accompanying the definition; and (iii) ensuring that the definition of material is consistent across all IFRS Standards. The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

3.1.4.	Conceptual framework for financial reporting

This pronouncement was amended and includes some new concepts, provides updated definitions and recognition criteria for assets and liabilities and clarifies some important concepts, the main changes are set forth below:

(i)	the objective of financial reporting describes the objective of general purpose financial reporting, the information needed to achieve that objective and who uses the financial reports. The term “stewardship” was reintroduced, in order to clarify its meaning and defining the information needed to assess management’s stewardship and separates this from the information that users need to assess the prospects of the entity’s future net cash flows. Both types of information are required to provide information that is useful for making decisions about providing resources to the entity, and therefore achieves the objective of financial reporting.

(ii)	qualitative characteristics of useful financial information: the concepts of prudence and substance over form were reintroduced. It was also defined the concept of measurement uncertainty in assessing the usefulness of financial information, since in some cases, relevant information may have a high level of measurement uncertainty, which may reduce its usefulness. Slightly less relevant information with a lower measurement uncertainty may be preferable in such case.

(iii)	financial statements and the reporting entity: describes about new concepts, in which it is clarified the scope and objective of financial statements and also provides a description of the reporting entity.

(iv)	the elements of financial statements: the definitions of assets and liabilities were revised and the definitions of income and expenses were updated accordingly, as set forth below:

Previous definition	New definition
Asset: A resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity.	Asset: A present economic resource controlled by the entity as a result of past events. An economic resource is a right that has the potential to produce economic benefits.

The new definition clarifies that an asset is an economic resource, and that the potential economic benefits no longer need to be ‘expected’ to flow to the entity. Thus, they do not need to be certain or even likely, but if this is the case, the recognition and measurement of the asset may be affected.

Liability: A present obligation of the entity arising from past events, the settlement of which is expected to result in an outflow from the entity of resources embodying economic benefits.	Liability: A present obligation of the entity to transfer an economic resource as a result of past events.

The main difference is that the new definition clarifies that a liability is the obligation to transfer an economic resource, and not the ultimate outflow of economic benefits. The outflow also no longer needs to be ‘expected’, similar to the change in the definition of an asset, above. It was also introduced the concept of ‘no practical ability to avoid’ to the definition of an obligation, and factors used to assess this will depend on the nature of an entity’s duty or responsibility, which requires the use of judgement.

Income: increases in economic benefits during the accounting period in the form of inflows or enhancements of assets, or decreases of liabilities, that result in increases in equity, other than those relating to contributions from equity participants.	Income: Increases in assets, or decreases in liabilities, that result in increases in equity, other than those relating to contributions from holders of equity claims.

Expense: Decreases in economic benefits during the accounting period in the form of outflows or depletions of assets, or incurrences of liabilities, that result in decreases in equity, other than those relating to distributions to equity participants.	Expense: Decreases in assets, or increases in liabilities, that result in decreases in equity, other than those relating to distributions to holders of equity claims.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

(v)	recognition and derecognition: the criteria for recognizing assets and liabilities in the financial statements were reviewed. The pronouncement states that recognition is only appropriate if it results in both relevant information about the element being recognized, and faithful representation of that element. On the other hand, derecognition should aim to faithfully represent those assets and liabilities retained after the transaction, if any, and any change in assets and liabilities as a result of the transaction that led to the derecognition.

(vi)	measurement: new guidance was introduced about measurement bases and provide factors to consider when selecting a measurement basis. Therefore, two categories of measurement basis were identified:

•	historical cost:
•	current value: which comprises fair value, value in use of assets and fulfilment value for liabilities and current cost.

(vii)	Presentation and disclosure: the concepts were reviewed (i) how information should be presented and disclosed in financial statements (ii) classifying income and expenses in the statement of income and (iii) whether and when income and expenses included in other comprehensive income (“OCI”) should subsequently be recycled to statement of income. Additionally, reinforces that statement of income is the primary source of information about the entity’s financial performance.

(viii)	concepts of capital and capital maintenance: describes the concepts of capital and capital maintenance and profit determination and adjustments for capital maintenance, the content of this item has not changed.

The Company assessed the content of this pronouncement and did not identify any material impacts.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

3.2.	New standards, revisions and interpretations not yet in force

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company’s unaudited consolidated condensed interim financial information.

4.	Financial Instruments and Risks Management

4.1.	Financial risks management

4.1.1.	Overview

In the three-month period ended March 31, 2020, there were no significant changes in the financial risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2019.

The Company maintained its conservative approach and strong cash and marketable securities position, as well as its hedge policy, during the crisis caused by the pandemic of COVID-19 and even though there were impacts on the fair value of its financial instruments due to the effects on all global economies, the impacts were as expected, according to sensitivity analyses disclosed in previous reports, and measures were taken in relation to the risks associated to the financial instruments, in particular to the risks of liquidity, credit and exchange rate variation, as described following items set forth.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.1.2.	Rating

All transactions with financial instruments are recognized for accounting purposes and classified in the following categories:

	March 31, 2020	December 31, 2019
Assets
Amortized cost
Cash and cash equivalents (Note 5)	4,548,329	3,249,127
Trade accounts receivable (Note 7)	4,447,957	3,035,817
Other assets	502,041	563,993
	9,498,327	6,848,937
Fair value through other comprehensive income
Other investments (Note 14)	23,770	20,048
	23,770	20,048

Fair value through profit or loss
Derivative financial instruments (Note 4.6)	1,088,394	1,098,972
Marketable securities (Note 6)	5,190,724	6,330,334
	6,279,118	7,429,306
	15,801,215	14,298,291
Liabilities
Amortized cost
Loans, financing and debentures (Note 18.1)	75,781,660	63,684,326
Lease liabilities (Note 19.2)	4,727,361	3,984,070
Liabilities for assets acquisitions and subsidiaries (Note 23)	633,771	541,615
Trade accounts payable (Note 17)	2,408,286	2,376,459
Other liabilities	387,226	578,061
	83,938,304	71,164,531
Fair value through profit or loss
Derivative financial instruments (Note 4.5)	11,793,326	2,917,913
	11,793,326	2,917,913
	95,731,630	74,082,444

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.1.3.	Fair value of loans and financing

The estimated fair values of loans and financing are set forth below:

	Yield used to discount	March 31, 2020	December 31, 2019
Quoted in the secondary market
In foreign currency
Bonds	U.S.$	32,356,046	30,066,087
Estimated to present value
In foreign currency
Export credits (“Pre-payment”)	LIBOR U.S.$	22,556,880	17,213,963
Export credits (“ACC/ACE”)	DI 1	756,150	575,521
In local currency
BNP – Forest Financing	DI 1	182,872	193,646
BNDES – TJLP	DI 1	1,806,819	1,895,959
BNDES - TLP	DI 1	510,941	535,812
BNDES – Fixed	DI 1	104,127	113,979
BNDES – Selic (“Special Settlement and Custody System”)	DI 1	678,599	693,969
BNDES - Currency basket	DI 1	61,232	54,420
CRA (“Agribusiness Receivables Certificate”)	DI 1	6,047,925	6,039,983
Debentures	DI 1	5,537,898	5,534,691
FINAME (“Special Agency of Industrial Financing”)	DI 1	12,881	14,168
FINEP (“Financier of Studies and Projects”)	DI 1	3,218	5,138
NCE (“Export Credit Notes”)	DI 1	1,353,644	1,445,383
NCR (“Rural Credit Notes”)	DI 1	280,716	288,122
Export credits (“Pre-payment”)	DI 1	1,417,420	1,464,798
FDCO (“West Center Development Fund”)	DI 1	575,670	571,904
		74,243,038	66,707,543

The Management considers that for its other financial liabilities measured at amortized cost, its book values approximate to their fair values and therefore the information on their fair values is not being presented.

4.2.	Liquidity risk

As disclosed in note 4 to the financial statements as of December 31, 2019, the Company’s purpose is maintaining a strong cash and marketable securities position to meet its financial and operating obligations. The amount held as cash is used for payments expected in the normal course of its operations, while the cash surplus amount is invested in highly liquid financial investments according Cash Management Policy. The cash position is monitored by the Company’s senior management, by means of management reports and participation in performance meetings with determined frequency. In the three-month period ended March 31, 2020, there was no relevant impact in cash and marketable securities, and the Company believes that, eventually, the crisis scenario caused by the COVID-19 pandemic would be extend and the Brazilian Reais keep devalued against the U.S.Dollar, adjustments of derivative instruments that will mature in the coming months would be negatively impacted, however those would, be offset by higher cash generation, which will benefit from this devaluation and exceeds the cost of any adjustments to derivatives.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

As material fact disclosed to the market on February 14, 2020, the Company, voluntarily prepaid the principal amount of U.S.$750,000 (equivalent to R$3,237,225), related to an export prepayment, with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 14, 2023. At the same time, the Company entered into a new transaction related to an export prepayment in the amount of U.S.$850.000 (equivalent to R$3,668,855), of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 13, 2026. Furthermore, as material fact disclosed to the market on February 28, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd. (“Suzano Trading”) exercised its right to redeem all of the outstanding aggregate principal amount of the 5.875% senior notes issued by it and guaranteed by Suzano due 2021 (“2021 Notes”) currently outstanding, in the total aggregate principal amount of U.S.$189.630.

Such transactions were performed under market conditions, considered attractive by the Company, and even though they were carried out before the crisis caused by the COVID-19 pandemic, they were in line with the debt management strategy based on cost reduction and extension of the term portfolio, thus reinforcing our liquidity position.

In line with the material fact disclosed to the market on March 30, 2020, there was a disbursement of U.S.$500,000 (equivalent to R$2,632,550) of its revolving credit facility maintained with certain financial institutions, of 1.30% plus quarterly LIBOR and maturity in February 2024. The disbursement is in line with the preventive measures that the Company has been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and aims to bring even more strength to the liquidity position of the Company. The funds were credited on April 1, 2020.

The remaining contractual maturities of financial liabilities are disclosed at the date of this financial information reporting date. The amounts as set forth below, consist in the undiscounted cash flows and include interest payments and exchange rate variation, and therefore may not be reconciled with the amounts disclosed in the balance sheet.

	March 31, 2020
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,408,286	2,408,286	2,408,286
Loans, financing and debentures (1)	75,781,660	106,324,064	9,184,688	4,519,542	38,260,341	54,359,493
Lease liabilities	4,727,361	8,305,229	669,471	1,309,502	1,724,706	4,601,550
Liabilities for asset acquisitions and subsidiaries	633,771	728,961	130,790	126,604	360,237	111,330
Derivative financial instruments (1)	11,793,326	16,588,383	4,717,622	1,806,315	2,721,021	7,343,425
Other liabilities	387,226	387,226	302,903	84,323
	95,731,630	134,742,149	17,413,760	7,846,286	43,066,305	66,415,798

1)	The variation is due to the increase in the exchange rate variation in the three-month period ended March 31, 2020.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

	December 31, 2019
	Total book value	Total future value	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years
Liabilities
Trade accounts payables	2,376,459	2,376,459	2,376,459
Loans, financing and debentures	63,684,326	89,708,210	8,501,278	5,692,149	29,088,292	46,426,491
Lease liabilities	3,984,070	7,109,966	559,525	1,426,011	1,186,386	3,938,044
Liabilities for asset acquisitions and subsidiaries	541,615	618,910	103,132	101,149	315,989	98,640
Derivative financial instruments	2,917,913	8,299,319	1,488,906	415,791	1,258,200	5,136,422
Other liabilities	578,061	578,061	456,338	121,723
	74,082,444	108,690,925	13,485,638	7,756,823	31,848,867	55,599,597

4.3.	Credit risk management

In the three-month period ended March 31, 2020, there were no significant changes in the credit risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2019, except for described set forth below.

4.3.1.	Trade accounts receivable and advances to supplier

As a result of the crisis caused by COVID-19, the Company started to accept requests for the extension of customer invoices, limiting these postponements to those invoices close to maturity, with due interest charges.

Most of the customers who requested extension are related to the domestic market in the paper segment and do not represent a significant amount compared to the Company's total accounts receivable.

In the three-month period ended March 31, 2019, the Company did not observe an increase in customer default due to the COVID-19 crisis. The Company believes that delays in receipts may behave more accentuated than the historic over the next few months, however, internal analyzes and credit metrics do not demonstrate that these delays may have a significant impact on the Company's liquidity position.

All policies aimed at mitigating the possible risks arising from the default of its customers were maintained, as well as the collection policies and procedures. Moreover, the policy of expected credit losses normally follows, without any changes.

4.3.2.	Banks and financial institutions

In the three-month period ended March 31, 2020, there were no significant changes in the credit risk management policies and procedures related to bank and financial institutions compared to those reported in note 4 to the financial statements of December 31, 2019.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.3.3.	Market risk management

In the three-month period ended March 31, 2020, there were no significant changes in the market risk management policies and procedures compared to those reported in note 4 to the financial statements of December 31, 2019.

4.4.	Exchange rate risk management

As disclosed in note 4 of the financial statements for the year ended December 31, 2019, the Company contracts sales operations of U.S.Dollar in the futures markets, including strategies with options, in order to ensure attractive levels of operating margins for a portion of revenue. These operations are limited to a percentage of the net foreign exchange surplus over the 18-month horizon and, therefore, are attached to the availability of ready-to-sell foreign exchange in the short term.

Due to pandemic COVID-19 and the effects on all global economies during the first quarter, financial markets have experienced volatility throughout the period with a strong sense of aversion to risk, with a consequent substantial devaluation of the Real against the U.S.Dollars. For the calculation of mark-to-market (“MtM”) the PTAX of the penultimate business day of the quarter was used, in December 2019 it was R$4.0307 and in March 2020 it was R$5.1594, with an increase of 28%. These market movements caused a negative impact on the mark-to-market hired hedge position.

It is important to mention that even if there is negative impact on the fair value of derivative operations, whereas hedging contracts are limited by policy in a maximum of 75% of the exposure in US Dollars, the exchange devaluation benefits, in a net way, the Company's cash generation.

The net exposure of assets and liabilities in foreign currency which is substantially in U.S. dollars, is set forth below:

	March 31, 2020	December 31, 2019
Assets
Cash and cash equivalents	4,082,697	2,527,834
Trade accounts receivables	3,495,423	2,027,018
Derivative financial instruments	221,081	9,440,141
	7,799,201	13,994,993
Liabilities
Trade accounts payables	(961,279)	(1,085,207)
Loans and financing	(57,627,985)	(45,460,138)
Liabilities for asset acquisitions and subsidiaries	(376,376)	(288,172)
Derivative financial instruments	(10,445,752)	(11,315,879)
	(69,411,392)	(58,149,396)
Net liability exposure	(61,612,191)	(44,154,403)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.4.1.1.	Sensitivity analysis – foreign exchange rate exposure – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to jointly evaluate assets and liabilities positions in foreign currency, and the possible effects on its results. The probable scenario represents the amounts recognized, as they reflect the translation into Brazilian Reais on the base date of the balance sheet (R$ to U.S.$ = R$5.1987).

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2020
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
Cash and cash equivalents	4,082,697	1,020,674	2,041,349
Trade accounts receivable	3,495,423	873,856	1,747,712
Trade accounts payable	(961,279)	(240,320)	(480,640)
Loans and financing	(57,627,985)	(14,406,996)	(28,813,993)
Liabilities for asset acquisitions and subsidiaries	(376,376)	(94,094)	(188,188)

4.4.1.2.	Sensitivity analysis – foreign exchange rate exposure – financial instruments derivatives

This analysis assumes that all other variables, particularly, the interest rates, remains constant. The other scenarios considered the appreciation/depreciation of the Brazilian real against the U.S.$. at the rates of 25% and 50%, before taxes.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2020
	Effect on profit or loss and equity
	Probable	Possible (+25%)	Remote (+50%)	Possible (-25%)	Remote (-50%)
	5.1594	6.4493	7.7391	3.8696	2.5797
Financial instruments derivatives
Derivative options	(3,096,523)	(4,526,159)	(9,220,221)	3,820,861	8,317,034
Derivative NDF (1)	(42,522)	(58,194)	(116,388)	58,194	116,388
Derivative swaps	(8,198,092)	(5,573,098)	(11,146,189)	5,573,083	11,146,174

1)	NDF: Non-Deliverable Forward

4.4.2.	Interest rate risk management

4.4.2.1.	Sensitivity analysis – exposure to interest rates – except financial instruments derivatives

For market risk analysis, the Company uses scenarios to evaluate the sensitivity that variations in operations impacted by the rates: Interbank Deposit Rate (“CDI”), Long Term Interest Rate (“TJLP”), Special System for Settlement and Custody ("SELIC") and the London Interbank Offered Rate (“LIBOR”) may have on its results. The probable scenario represents the amounts already booked, as they reflect the best estimate of the Management.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts in absolute amounts:

	March 31, 2020
	Effect on profit or loss and equity
	Probable	Possible (25%)	Remote (50%)
CDI
Cash and cash equivalents	337,309	3,078	6,156
Marketable securities	5,190,724	47,365	94,731
Loans and financing	11,463,323	104,603	209,206

TJLP
Loans and financing	1,772,356	22,553	45,106

LIBOR
Loans and financing	21,268,682	77,126	154,251

4.4.2.2.	Sensitivity analysis – exposure to interest rates – financial instruments derivatives

This analysis assumes that all other variables, particularly exchange rates, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% in the market interest rates.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2020
	Effect on profit or loss and equity
	Probable	Probable (+25%)	Remote (+50%)	Probable (-25%)	Remote (-50%)
CDI
Financial instruments derivatives
Liabilities
Derivative options	(3,096,523)	(76,517)	(152,503)	77,090	154,697
Derivative swaps	(8,198,092)	(37,176)	(72,822)	38,689	78,906
LIBOR
Financial instruments derivatives
Liabilities
Derivative swaps	(8,198,092)	84,881	169,738	(84,929)	(169,884)

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.4.2.3.	Sensitivity analysis for changes in the consumer price index of the US economy

For the measurement of the probable scenario, the United States Consumer Price Index (US-CPI) was considered on December 31, 2019. The probable scenario was extrapolated considering an appreciation/depreciation of 25 % and 50% in the US-CPI to define the possible and remote scenarios, respectively, in absolute amounts.

	March 31, 2020
	Impact of an increase/decrease of US-CPI on the fair value
	Probable	Possible (25%)	Remote (50%)
Embedded derivative in forestry partnership and standing wood supply agreements	589,197	(62,007)	(125,396)

4.4.3.	Commodity price risk management

The Company is exposed to commodity prices that reflect mainly on the pulp sale price in the foreign market. The dynamics of opening and closing production capacities in the global market and the macroeconomic conditions may have an impact on the Company´s operating results.

Through a specialized team, the Company monitors the pulp price and analyses future trends, adjusting the forecast which that aims to assisting preventive measures to properly conduct the different scenarios. There is no liquid financial market to sufficiently mitigate the risk of a material portion of the Company's operations. Price protection operations cellulose available on the market have low liquidity and volume and large distortion in price formation. No relevant changes were observed in relation to pulp prices and future markets related to this index due to the crisis caused by the pandemic of COVID-19.

The Company is also exposed to international oil prices, which is reflected on logistical costs for selling to the export market. In this case, the Company assess, when comprehend necessary, hiring derivative financial instruments to set oil price. The crisis caused by the COVID-19 pandemic significantly impacted the global demand for oil and its derivatives, which caused a substantial devaluation of the prices of these assets in the spot and future markets. In this context, and considering attractive market conditions, the Company increased its oil hedge position in line with its hedge strategy and policies and set a good part of its exposure at levels below the estimated price levels for the 2020 budget.

In the three-month period ended March 31, 2020, a contracted position to hedge its logistics costs was purchased in the amount of U.S.$95,117 (U.S.$ 0.364 as of December 31, 2019).

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.4.3.1.	Commodity price risk management

This analysis assumes that all other variables, except price risk, remain constant. The other scenarios considered appreciation/depreciation of 25% and 50% of oil price in the market.

The following table set forth the potential impacts assuming these scenarios:

	March 31, 2020
	Impact of an increase/decrease of price risk
	Probable	Possible (25%)	Remote (50%)
Oil derivative	(147,240)	234,052	320,863

4.5.	Derivative financial instruments

The Company determines the fair value of derivative contracts, which differ from the amounts realized in the event of early settlement due to bank spreads and market factors at the time of quotation. The amounts presented by the Company are based on an estimate using market factors and use data provided by third parties, measured internally and compared to calculations performed by external consultants.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.5.1.	Outstanding derivatives by type of contract, including embedded derivatives

The positions of outstanding derivatives are set forth below:

	Notional value in U.S.$		Fair value
	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Instruments contracted with protection strategy
Operational Hedge
NDF (R$ x U.S.$)	45,000		(42,500)
Zero Cost Collar (R$ x U.S.$) (1)	3,667,000	3,425,000	(3,090,095)	67,078

Debt hedge
Interest rate hedge
Swap LIBOR to Fixed (U.S.$) (1)	3,683,333	2,750,000	(1,139,261)	(444,910)
Swap IPCA to CDI (notional in Reais)	843,845	843,845	216,854	233,255
Swap IPCA to Fixed (U.S.$)	121,003	121,003	(160,910)	30,544
Swap CDI x Fixed (U.S.$) (1)	3,099,156	3,115,614	(6,366,297)	(1,940,352)
Pre-fixed Swap to U.S.$ (U.S.$)	350,000	350,000	(564,868)	(33,011)

Hedge de Commodity
Swap US-CPI standing wood (U.S.$) (2)	668,346	679,485	589,197	268,547
Swap Bunker (oil)	95,117	365	(147,052)	(92)
			(10,704,932)	(1,818,941)

Current assets			128,845	260,273
Non-current assets			959,549	838,699
Current liabilities			(4,642,367)	(893,413)
Non-current liabilities			(7,150,959)	(2,024,500)
			(10,704,932)	(1,818,941)

1)	The variation is due to the increase in the exchange rate in the three-month period ended March 31, 2020.

2)	The embedded derivative refers to swap contracts for the sale of US-CPI variations within the term of the forest partnership and standing wood supply contracts.

The COVID-19 pandemic negatively impacted the financial markets and, consequently, caused increased volatility throughout the first quarter, devaluing the Real against the US Dollar by 28%, as previously mentioned. The variation in the fair value of derivatives for the three-month period ended March 31, 2020 compared to the fair value measured on December 31, 2019 is explained substantially by this significant devaluation of the local currency. There were also less significant impacts caused by the variation in the Pre, Foreign Exchange Coupon and LIBOR curves in transactions.

It is important to highlight that, the outstanding agreements in the three-month period ended March 31, 2020, are over-the-counter market, without any kind of guarantee margin or early settlement clause forced by changes from mark to market, including possible variations caused by the COVID-19 pandemic.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.5.2.	Fair value by maturity schedule

	March 31, 2020	December 31, 2019
2020	(3,880,979)	(633,644)
2021	(1,729,476)	98,850
2022	(916,271)	(154,734)
2023	(447,481)	185,209
2024	(693,886)	(197,718)
2025	(1,677,310)	(606,827)
2026 onwards	(1,359,529)	(510,077)
	(10,704,932)	(1,818,941)

4.5.3.	Outstanding of assets and liabilities derivatives positions

The outstanding derivatives positions are set forth below:

		Notional value		Fair value
	Currency	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
Debt hedge
Assets
Swap CDI x Fixed (U.S.$)	R$	11,443,605	11,498,565	11,847,439	11,673,117
Swap Pre-Fixed to U.S.$ (U.S.$)	R$	1,317,226	1,317,226	1,452,533	1,478,336
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	19,322,891	11,063,970
Swap IPCA x CDI	IPCA	948,932	933,842	1,087,479	1,093,067
Swap IPCA x U.S.$	IPCA	507,511	499,441	574,523	579,307
				34,284,865	25,887,797
Liabilities
Swap CDI x Fixed (U.S.$)	US$	3,099,156	3,115,614	(18,213,736)	(13,613,469)
Swap LIBOR x Fixed (U.S.$)	US$	350,000	350,000	(2,017,401)	(1,511,347)
Swap LIBOR x Fixed (U.S.$)	US$	3,683,333	2,750,000	(20,462,152)	(11,508,880)
Swap IPCA x CDI	R$	843,845	843,845	(870,625)	(859,812)
Swap IPCA x U.S.$	US$	121,003	121,003	(735,433)	(548,763)
				(42,299,347)	(28,042,271)
				(8,014,482)	(2,154,474)
Operational hedge
Zero cost collar (U.S.$ x R$)	US$	3,667,000	3,425,000	(3,090,095)	67,078
NDF (R$ x U.S.$)	US$	45,000		(42,500)
				(3,132,595)	67,078
Commodity hedge
Swap US-CPI (standing wood)	US$	668,346	679,485	589,197	268,547
Swap Bunker (oil)	US$	95,117	365	(147,052)	(92)
				442,145	268,455
				(10,704,932)	(1,818,941)

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

4.5.4.	Fair value settled amounts

The settled derivatives positions are set forth below:

	March 31, 2020	December 31, 2019
Operational hedge
Zero cost collar (R$ x U.S.$)	(161,713)	(104,040)
NDF (R$ x U.S.$)		63,571
	(161,713)	(40,469)
Commodity hedge
Swap Bunker (oil)	(92)	3,804
	(92)	3,804
Debt hedge
Swap CDI x Fixed (U.S.$)	(19,783)	(68,362)
Swap IPCA x CDI		23,024
Swap Pre-Fixed to U.S.$ (U.S.$)	34,099	(26,358)
Swap LIBOR x Fixed (U.S.$)	(25,308)	(27,088)
	(10,992)	(98,784)
	(172,797)	(135,449)

4.6.	Fair value hierarchy

For the three-month period ended March 31, 2020, there were no changes between the 3 (three) levels of hierarchy and no transfers between levels 1, 2 and 3 during the periods disclosed.

	March 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,088,394		1,088,394
Marketable securities	503,321	4,687,403		5,190,724
	503,321	5,775,797		6,279,118

Fair value through other comprehensive income
Other investments - CelluForce			23,770	23,770
			23,770	23,770

Biological assets			10,431,416	10,431,416
			10,431,416	10,431,416
Total assets	503,321	5,775,797	10,455,186	16,734,304

Liabilities
Fair value through profit or loss
Derivative financial instruments		11,793,326		11,793,326
Total liabilities		11,793,326		11,793,326

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Fair value through profit or loss
Derivative financial instruments		1,098,972		1,098,972
Marketable securities	1,631,319	4,699,015		6,330,334
	1,631,319	5,797,987		7,429,306

Fair value through other comprehensive income
Other investments - CelluForce			20,048	20,048
			20,048	20,048

Biological assets			10,571,499	10,571,499
			10,571,499	10,571,499
Total assets	1,631,319	5,797,987	10,591,547	18,020,853

Liabilities
Fair value through profit or loss
Derivative financial instruments		2,917,913		2,917,913
		2,917,913		2,917,913
Total liabilities		2,917,913		2,917,913

4.7.	Capital management

The main objective is to strengthen its capital structure, aiming to maintain an adequate financial leverage, and to mitigate risks that may affect the availability of capital in business development.

The Company monitors constantly significant indicator, such as, consolidated financial leverage, which is the ratio of total net debt to its adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“Adjusted EBITDA”).

5.	CASH AND CASH EQUIVALENTS

	Average yield p.a. %	March 31, 2020	December 31, 2019
Cash and banks	0.49	3,454,839	2,464,097

Cash equivalents
Local currency
Fixed-term deposits (1)	102.90 of CDI	337,309	630,075

Foreign currency
Fixed-term deposits (1)	1.53	756,181	154,955
		4,548,329	3,249,127

1)	Refers to Time Deposit and Sweep Account applications, maturing up to 90 days.

Time Deposit is a remunerated bank deposit with a specific maturity period.

Sweep Account: is a paid sweep account. At the end of the day, the balance remaining in the account is automatically applied and automatically made available the next business day in the morning.

Suzano S.A.

Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

6.	MARKETABLE SECURITIES

	Average yield p.a. %	March 31, 2020	December 31, 2019
In local currency
Investment funds	54.00 of CDI	6,625	6,683
Private funds	29.85 of CDI	947,857	1,431,303
Public titles measured at fair value through profit or loss	29.85 of CDI	503,321	1,631,319
Private Securities (Compromised)	101.12 of CDI	3,551,357	3,081,326
Private Securities (Compromised) - Escrow Account (1)	102.00 of CDI	181,564	179,703
		5,190,724	6,330,334

Current		5,009,160	6,150,631
Non-Current		181,564	179,703

1)	Refers to the guarantee account, which will be released only after obtaining the applicable governmental approvals and compliance by the Company with the precedent conditions to the conclusion of the Losango Project provided for in the agreement entered with CMPC Celulose Riograndense SA ("CMPC"). The Losango Project was a transaction to buy and sell lands and forests involving Fibria and CMPC, entered into in December 2012.

7.	TRADE ACCOUNTS RECEIVABLE

7.1	Breakdown of balances

	March 31, 2020	December 31, 2019
Domestic customers
Third parties	967,206	1,027,034
Receivables Investment Fund ("FIDC")
Related parties (Note 11)	34,192	23,761

Foreign customers
Third parties	3,495,423	2,027,018

(-) Expected credit losses	(48,864)	(41,996)
	4,447,957	3,035,817

The Company performs factoring transactions for certain customers’ receivables where, substantially all risks and rewards related to these receivables are transferred to the counterpart, so that these receivables are derecognized from accounts receivable in the balance sheet. This transaction refers to an additional cash generation opportunity and may be discontinued at any time without significant impact on the Company's operation and is therefore classified as a financial asset measured at amortized cost. The impact of these factoring transactions on the accounts receivable in the balance sheet for the three-month period ended March 31, 2020, is R$3,671,869 (R$3,544,625 as of December 31, 2019).

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

7.2	Breakdown of trade accounts receivable by maturity

	March 31, 2020	December 31, 2019
Current	3,951,612	2,552,459
Overdue
Up to 30 days	347,720	180,909
From 31 to 60 days	20,355	148,388
From 61 to 90 days	27,815	20,448
From 91 to 120 days	9,147	20,680
From 121 to 180 days	20,319	17,899
More than 180 days	70,989	95,034
	4,447,957	3,035,817

7.3	Rollforward of the expected credit losses

	March 31, 2020	December 31, 2019
Beginning balance	(41,996)	(37,179)
Business combination with Fibria (1)		(5,947)
Addition	(5,522)	(18,650)
Reversal		6,364
Write-off	872	13,383
Exchange rate variation	(2,218)	33
Ending balance	(48,864)	(41,996)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

The Company maintains guarantees for overdue securities in its commercial operations, through credit insurance policies, letters of credit and other guarantees. These guarantees avoid the need to recognize expected credit losses, in accordance with the Company's credit policy.

7.4	Main customers

The Company has 1 (one) customer for 8.92% of net sales of pulp segment for the three-month period ended March 31, 2020 (1 (one) customer for 10% of net sales of pulp segment as of December 31, 2019).

8.	INVENTORIES

	March 31, 2020	December 31, 2019
Finished goods
Pulp
Domestic (Brazil)	578,102	575,335
Foreign	1,538,644	2,229,206
Paper
Domestic (Brazil)	281,213	199,635
Foreign	114,186	70,199
Work in process	112,512	75,377
Raw material	1,259,298	1,047,433
Spare parts and other	378,556	488,410
	4,262,511	4,685,595

For the three-month period ended March 31, 2020, inventories are net of estimated losses in the amounts of R$62,725 (R$106,713 as of December 31, 2019).

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

8.1	Rollforward of estimated losses

	March 31, 2020	December 31, 2019
Beginning balance	(106,713)	(33,195)
Business combination with Fibria (1)		(11,117)
Addition (2)	(15,104)	(111,077)
Reversal	44	9,734
Write-off (3)	59,048	38,942
Ending balance	(62,725)	(106,713)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

2)	For the three-month period ended March 31, 2020, refers, substantially, to estimated losses of inventories of finished goods and raw material, in the amounts of R$1,025 and R$13,504, respectively (R$42,470 and R$39,382 as of December 31, 2019).

3)	For the three-month period ended March 31, 2020, refers, substantially, to write-off of finished pulp product, raw material, work in process (tissue) and spare parts in the amounts of R$30,539, R$24,831, R$2,463 and R$1,146 respectively (R$5,786 and R$26,093 spare parts and raw material, respectively as of December 31, 2019).

For the three-month period ended March 31, 2020, additional write-offs were booked in the income statement in the amount of R$1,108 (R$5,190 as of December 31, 2019).

For the three-month period ended March 31, 2020, there were no inventory items pledged as collateral (there were no inventory items pledged as collateral as of December 31, 2019).

9.	RECOVERABLE TAXES

	March 31, 2020	December 31, 2019
IRPJ/CSLL – prepayments and withheld taxes	502,498	575,351
PIS/COFINS – on acquisition of property, plant and equipment (1)	118,542	61,376
PIS/COFINS – operations	332,518	507,919
PIS/COFINS – exclusion ICMS (2)	128,115	128,115
ICMS – on acquisition of property, plant and equipment (3)	112,197	115,560
ICMS – operations (4)	1,513,742	1,515,840
Reintegra program (5)	112,254	108,657
Other taxes and contributions	19,856	18,758
Provision for loss of ICMS credits (6)	(1,323,900)	(1,304,329)
Provision for loss of PIS/COFINS credits		(21,132)
	1,515,822	1,706,115

Current	836,043	997,201
Non-current	679,779	708,914

1)	Social Integration Program (“PIS”) and Social Security Funding Contribution (“COFINS”): Credits whose realization is in connection with depreciation year of the corresponding asset.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

2)	The Company filed legal actions claiming the exclusion of ICMS from the PIS and COFINS contribution tax basis, in relation to certain operations for certain periods starting from March 1992.

Regarding this subject, the Federal Supreme Court (“STF”) initially decided on March 15th, 2017, that ICMS is not included in the tax basis of the aforementioned contributions. The Federal Government made an appeal (“Embargos de Declaração”) in October 2017, requesting the reversal of the Supreme Court’s initial decision among other items. The appeal has yet to be judged.

Based on the Supreme Court’s initial decision and the legal opinion provided by external legal consultants, the Company believes that the probability of the Supreme Court altering its decision is remote. The Company thus started to exclude the ICMS from the tax basis of the referred contributions since August 2018, a practice also supported by court decisions.

For certain PIS and COFINS credits to be recovered, the Company has received final favorable court decisions. The balance of R$128,115 recognized in the statement of income (loss) in 2019 within other operational results, regarding certain claims for the calculation period from 2006 to July 2018. The Company has estimated the amount attributable to these claims based on the available relevant fiscal documents, and this amount is subject to adjustments to be recorded by management in the future periods.

The Company has additional claims for which a final decision has not been received and for which no asset or gain have been recorded.

3)	Tax on Sales and Services (“ICMS”): Credits from the acquisition of property, plant and equipment are recovered on a linear basis over a four period, from the acquisition date, in accordance with the relevant regulation, ICMS Control on Property, Plant and Equipment (“CIAP”).

4)	ICMS credits accrued due to the volume of exports and credit generated in operations of entry of products: Credits are concentrated in the state of Maranhão, Espírito Santo, Bahia and Mato Grosso do Sul, where the Company realizes the credits through sale of credits to third parties, after approval from the State Ministry of Finance. Credits are also being realized through consumption in its consumer goods (tissue) operations in the domestic market that are already operational in Maranhão.

5)	Special Regime of Tax Refunds for Export Companies ("Reintegra"): Reintegra is a program that aims to refund the residual costs of taxes paid throughout the exportation chain to taxpayers, to make them more competitive in foreign markets.

6)	Includes the provision for discount on sale to third parties of the accumulated ICMS credit in Maranhão and the provision for full loss of the low probability of realization of the units of Espírito Santo, Bahia and Mato Grosso do Sul due to the difficulty of its realization.

9.1.	Rollforward of provision for loss

	ICMS	PIS/COFINS	Total
Balance as of December 31, 2018	(10,792)		(10,792)
Business combination with Fibria (1)	(1,211,109)		(1,211,109)
Addition	(82,428)	(21,132)	(103,560)
Balance as of December 31, 2019	(1,304,329)	(21,132)	(1,325,461)
Write-off		21,132	21,132
Addition	(19,571)		(19,571)
Balance as of March 31, 2020	(1,323,900)		(1,323,900)

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

10.	ADVANCE TO SUPPLIERS

	March 31, 2020	December 31, 2019
Forestry development program	1,212,714	1,087,149
Advance to suppliers	158,739	170,481
	1,371,453	1,257,630

Current	158,740	170,481
Non-current	1,212,713	1,087,149

In the financial statements for the year ended December 31, 2019, additional information on advances was disclosed, which did not change during the period.

11.	RELATED PARTIES

The Company's commercial and financial operations with controlling shareholder and Companies owned by controlling shareholder Suzano Holding S.A. ("Suzano Group"). For transactions with related parties, it is determined that the usual market prices and conditions for these transactions are observed, as well as the corporate governance practices adopted by the Company and those recommended and/or required by the legislation.

For the three-month period ended March 31, 2020, there were no material changes in the terms of the agreements, deal and transactions entered into, nor were there any new contracts, agreements or transactions of different natures entered into between the Company and its related parties in relation to those disclosed in the annual financial statements for the year ended December 31, 2019.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

11.1	Balances recognized in assets and liabilities

		Balances receivable (payable)
	Nature	March 31, 2020	December 31, 2019
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	5	3
		5	3
Transactions with companies of the Suzano Group and other related parties
Bexma	Reimbursement for expenses	2	1
Bizma	Reimbursement for expenses	1	1
Ecofuturo	Social services	(1,730)	(9)
Ensyn Technologies	Reimbursement for expenses	2,004
Ibema	Sale of pulp	32,180	23,755
Ibema	Purchase of products	(1,364)	(2,467)
Management	Reimbursement for expenses	(72)	(1)
		31,021	21,280
		31,026	21,283
Assets
Trade accounts receivable		34,192	23,761
Liabilities
Trade accounts payable		(3,166)	(2,478)
		31,026	21,283

11.2	Amounts transacted in the period

		Expenses (income)
	Nature	March 31, 2020	March 31, 2019
Transactions with controlling shareholders
Suzano Holding	Granting of guarantees and administrative expenses	(1,072)	(1,647)
		(1,072)	(1,647)
Transactions with companies of the Suzano Group and other related parties:
Bexma	Reimbursement for expenses	3	1
Bizma	Reimbursement for expenses	2	5
Ecofuturo	Social services	(2,016)	(1,557)
Ibema	Sale of pulp	24,419	36,881
Ibema	Purchase of products	(1,007)	(933)
IPFL	Reimbursement for expenses	1
Mabex	Aircraft services	50	(35)
Management	Reimbursement for expenses	(3,494)	(115)
Nemonorte	Real estate advisory	(50)	(45)
		17,908	34,202
		16,836	32,555

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

11.3	Management compensation

Expenses related to the compensation of key management personnel, which include the Board of Directors, Fiscal Council and Board of Statutory Executive Officers, recognized in the statement of income for the period, are set for the below:

	March 31, 2020	March 31, 2020
Short-term benefits
Salary or compensation	10,204	8,955
Direct and indirect benefits	230	467
Bonus	3,437	2,897
	13,871	12,319
Long-term benefits
Share-based compensation plan	50,669	38,238
	50,669	38,238
	64,540	50,557

Short-term benefits include fixed compensation (salaries and fees, vacation, mandatory bonus and “13th salary” bonus), payroll charges (Company share of contributions to social security – INSS) and variable compensation such as profit sharing, bonus and benefits (company car, health plan, meal voucher, market voucher, life insurance and private pension plan).

Long-term benefits include the stock option plan and phantom shares for executives and key members of the Management, in accordance with the specific regulations as disclosed in Note 22.

12.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company and its wholly-owned subsidiaries located in Brazil are subject to the tax regime based on taxable income. The wholly-owned subsidiaries located abroad are taxed in their respective jurisdictions, according to local regulations.

In Brazil, the Law nº. 12,973/14 revoked article 74 of Provisional Measure nº.2,158/01 and determines that the parcel of the adjustment of the value of the investment in wholly-owned subsidiary, direct and indirect, located abroad, equivalent to the profit earned by it before income tax, except for exchange rate variation, must be added in the determination of taxable income and the social contribution calculation basis of the controlling entity located in Brazil, at the each period ended.

Management’s Company believes on the validity of the provisions of international treaties entered into Brazil to avoid double taxation. In order to guarantee its right to non-double taxation, the Company filed a lawsuit in April 2019, which aims at a non-double taxation, in Brazil, of profit earned by its wholly-owned subsidiary located in Austria, according to Law n°. 12,973/14. Due to the preliminary injunction granted in favor of the Company in the records of the aforementioned lawsuit, the Company decided to not to add the profit from Suzano International Trading GmbH, located in Austria, in determining of taxable income and social contribution basis of the net profit of the Company for the three-month period ended March 31, 2020. There is no provision for tax related to the profit of such wholly-owned subsidiary in 2020.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

12.1.	Deferred income and social contribution taxes

	March 31, 2020	December 31, 2019
Tax loss carryforwards	740,344	600,249
Negative tax base	205,619	146,346
Provision for judicial liabilities	260,132	265,571
Operating provisions and other losses	915,293	933,818
Exchange rate variation - Taxation on a cash basis (1)	6,320,713	2,001,942
Losses on derivatives (1)	3,639,677	618,427
Fair value adjustment on business combination – Amortization	713,429	713,656
Unrealized profit on inventories	381,321	293,322
Lease	262,096	2,922
Assets temporary differences	13,438,624	5,576,253

Goodwill - Tax benefit on unamortized goodwill	283,982	216,857
Property, plant and equipment - deemed cost adjustment	1,498,177	1,506,220
Accelerated tax depreciation	1,090,709	1,113,200
Borrowing cost	117,035	104,549
Fair value of biological assets	73,104	53,502
Tax provision on results of subsidiaries abroad	533,821	463,850
Fair value adjustment on business combination – Deferred taxes, net	494,393	502,347
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)	43,559	43,559
Other temporary differences	16,665	17,004
Liabilities temporary differences	4,151,445	4,021,088

Non-current assets	9,363,252	2,134,040
Non-current liabilities	76,073	578,875

1)	The variation is due to the increase in the exchange rate in the three-month period ended March 31, 2020.

Except for tax loss carryforwards, the negative basis of social contribution and accelerated depreciation are only achieved by the Income Tax (“IRPJ”), other tax bases were subject to both taxes.

The breakdown of accumulated tax losses and social contribution tax loss carryforwards is set forth below:

	March 31, 2020	December 31, 2019
Tax loss carry forward	2,961,376	2,400,998
Social contribution tax loss carryforward	2,284,660	1,626,064

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

The rollforward of net balance of deferred income tax is set for the below:

	March 31, 2020	December 31, 2019
Beginning balance	1,555,165	(1,029,135)
Business combination with Fibria (1)		1,034,842
Tax loss	140,094	270,559
Tax loss carryforwards	59,273	139,719
(Reversal)/provision for judicial liabilities	(5,439)	31,262
Operating provisions and other losses	(18,525)	(21,757)
Exchange rate variation - Taxation on a cash basis (2)	4,318,771	552,421
Derivative losses (2)	3,021,250	319,860
Fair value adjustment on business combination – Amortization	7,730	699,527
Unrealized profit on inventories	87,998	65,492
Lease	259,173	(3,274)
Tax benefit on unamortized goodwill	(67,125)	(203,696)
Property, plant and equipment - Deemed cost	8,043	46,359
Accelerated depreciation	22,491	82,982
Borrowing cost	(12,486)	44,727
Fair value of biological assets	(19,602)	(60,778)
Tax provision on results of subsidiaries abroad	(69,971)	(351,485)
Tax credits - gains in tax lawsuit (ICMS from the PIS/COFINS calculation basis)		(43,559)
Other temporary differences	339	(18,901)
Ending balance	9,287,179	1,555,165

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

2)	The variation is due to the increase in the exchange rate in the three-month period ended March 31, 2020.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

12.2.	Reconciliation of the effects of income tax and social contribution on profit or loss

	March 31, 2020	March 31, 2019
Net income (loss) before taxes	(21,095,584)	(1,751,331)
Income tax and social contribution benefit (expense) at statutory nominal rate of 34%	7,172,499	595,453

Tax effect on permanent differences
Taxation (difference) on profit of wholly-owned subsidiaries abroad (1)	573,858	(70,924)
Tax incentive – Reduction SUDENE (2)		6,534
Equity method	242	82
Thin capitalization (3)	(45,213)
Credit related to Reintegra Program	1,404	1,097
Tax incentives applicable to income tax (4)	3,557	1,767
Director bonus	(2,345)	(42,682)
Other	(27,479)	30,872
	7,676,523	522,199
Income tax
Current	(50,399)	(98,379)
Deferred	5,683,928	475,511
	5,633,529	377,132
Social Contribution
Current	(3,961)	(30,870)
Deferred	2,046,955	175,937
	2,042,994	145,067
Income and social contribution benefits (expenses) on the period	7,676,523	522,199

Effective rate of income and social contribution tax expenses	36.40%	29.80%

1)	The effect of the difference in taxation of subsidiaries is substantially due to the difference between the nominal rates of Brazil and subsidiaries abroad.

2)	Benefit used to reduce 75% of the tax calculated based on the operating profit of the Mucuri / BA and Imperatriz / MA facilities.

3)	The Brazilian thin capitalization rules establish that interest paid or credited by a Brazilian entity to a related party may only be deducted for income tax purposes if the interest expense is viewed as necessary for the activities of the local entity and when determined limits and requirements are met. On March 31, 2020 the Company did not meet all limits and requirements, therefore a provision for tax payment was recorded.

4)	Income tax deduction amount referring to the use of the PAT (“Worker Feeding Program”) benefit and donations made in cultural and sports projects.

12.3.	Tax incentives

Company has a tax incentive for the partial reduction of the income tax obtained by the operations carried out in areas of the Northeast Development Superintendency (“SUDENE”) in the Mucuri (BA) and Imperatriz (MA) regions. The IRPJ reduction incentive is calculated based on the activity profit (exploitation profit) and considers the allocation of the operating profit by the incentive production levels for each product. The incentive of lines 1 and 2 of Mucuri (BA) facility expire, respectively, in 2024 and 2027 and Imperatriz facility expire in 2024.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

13.	BIOLOGICAL ASSETS

The rollforward of biological assets is set forth below:

Balances on December 31, 2018	4,935,905
Business combination with Fibria (1)	4,579,526
Addition	2,849,039
Depletion	(1,905,118)
Gain on fair value adjustment	185,399
Disposal	(23,764)
Other write-offs	(49,488)
Balances on December 31, 2019	10,571,499
Addition	578,224
Depletion	(697,675)
Transfers	678
Disposal	(15,203)
Other write-offs	(6,107)
Balances on March 31, 2020	10,431,416

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

As a result of disclosed in note 1.2.1., which deals with the effects arising from COVID19, the Company reassessed the main assumptions used in measuring the fair value of biological assets disclosed in the financial statements of December 31, 2019 and concluded that there were no significant changes in the assumptions relatively with the three-month period ended March 31, 2020. Therefore, Management believes that the revaluation of biological assets in this period will not be necessary, which will be revalued in the next period, in line with the Company's internal policy.

The Company has no biological assets pledged for the three-month period ended March 31, 2020 (has no biological assets pledged as of December 31, 2019).

14.	INVESTMENTS

14.1.	Investments breakdown

	March 31, 2020	December 31, 2019
Investments in associates and joint ventures	136,290	140,934
Goodwill	166,819	161,464
Other investments evaluated at fair value through other comprehensive income	23,770	20,048
	326,879	322,446

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

14.2.	Investments in associates and joint ventures

Information of joint ventures as of		Company Participation
March 31, 2020		In equity		In the income of the period
	Participation equity (%)	March 31, 2020	December 31, 2019	March 31, 2020	March 31,2019
Associate
Ensyn Corporation	25.30	12,730	21,437	(3,351)
Spinnova	24.06	85,529	86,969	(1,439)
		98,259	108,406	(4,790)
Joint ventures
Ibema		35,161	28,487	6,672	1,635
F&E Technologies LLC		2,870	4,041	(1,171)	23
		38,031	32,528	5,501	1,658
		136,290	140,934	711	1,658

15.	PROPERTY, PLANT AND EQUIPMENT

	Lands	Buildings	Machinery, equipment and facilities	Work in progress	Other (1)	Total
Average rate %		3	5		10 to 20

Cost
Balance as of December 31, 2018	5,104,717	3,058,520	16,441,031	466,156	332,089	25,402,513
Additions	337,932	1,943	136,855	1,477,420	47,524	2,001,674
Write-offs	(92,705)	(36,276)	(172,458)	(1,462)	(34,858)	(337,759)
Business combination with Fibria	2,151,338	3,918,552	20,255,811	425,868	454,759	27,206,328
Fair value adjustment - Fibria	2,637,671	1,502,021	5,109,939		195,684	9,445,315
Fair value adjustment – Facepa			3,072	(883)	(111)	2,078
Fair value adjustment – Ibema			5,448			5,448
Transfer and other (3)	182,621	323,029	740,879	(1,397,398)	(61,761)	(212,630)
Balance as of December 31, 2019	10,321,574	8,767,789	42,520,577	969,701	933,326	63,512,967
Additions		1,470	46,068	249,713	2,175	299,426
Write-offs	(15,656)		(4,338)	(5)	(397)	(20,396)
Transfer and other (3)	9,692	11,955	20,089	(44,982)	(10,639)	(13,885)
Balance as of March 31, 2020	10,315,610	8,781,214	42,582,396	1,174,427	924,465	63,778,112

Depreciation
Balance as of December 31, 2018		(906,616)	(7,248,143)		(227,495)	(8,382,254)
Additions		(255,888)	(2,123,193)		(91,170)	(2,470,251)
Write-offs		26,886	115,732		13,944	156,562
Business combination with Fibria (2)		(1,804,967)	(9,552,825)		(249,087)	(11,606,879)
Additions - Fair value adjustment from business combination – Fibria		(63,495)	(543,468)		(17,364)	(624,327)
Fair value adjustment from business combination – Facepa		(5,742)	(6,481)		(95)	(12,318)
Fair value adjustment from business combination - Ibema			(593)			(593)
Transfer and other (3)		29,906	508,585		9,547	548,038
Balance as of December 31, 2019		(2,979,916)	(18,850,386)		(561,720)	(22,392,022)
Additions		(69,211)	(594,445)		(24,773)	(688,429)
Write-offs			3,395		354	3,749
Balance as of March 31, 2020		(3,049,127)	(19,441,436)		(586,139)	(23,076,702)

Residual amount
Balance as of December 31, 2019	10,321,574	5,787,873	23,670,191	969,701	371,606	41,120,945
Balance as of March 31, 2020	10,315,610	5,732,087	23,140,960	1,174,427	338,326	40,701,410

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

1)	Includes vehicles, furniture and utensils and computer equipment.

2)	Business combination with Fibria and its subsidiaries held on January 3, 2019.

3)	Includes transfers carried out between the items of property, plant and equipment, intangible assets and inventories (On December 31, 2019 includes right of use).

For the three-month period ended March 31, 2020, the Company did not identify any impairment of property, plant and equipment.

15.1.	Items pledged as collateral

For the three-month period ended March 31, 2020, property, plant and equipment items that are pledge as collateral for loans transactions and lawsuits, consisting substantially of the units of, Imperatriz, Limeira, Mucuri, Suzano and Três Lagoas] totaled R$21,613,361 (R$24,985,741 consisting substantially of the units of Imperatriz, Limeira, Mucuri and Suzano as of December 31, 2019).

15.2.	Capitalized expenses

For the three-month period ended March 31, 2020, the Company capitalized interest in the amount of R$3,803 (R$606 as of March 31, 2019). The weighted average interest rate utilized to determine the capitalized amount was 9.21% p.a. (9.08% p.a. as of March 31, 2019).

16.	INTANGIBLE

16.1.	Goodwill and intangible assets with indefinite useful life

	March 31, 2020	December 31, 2019
Vale Florestar	45,435	45,435
FACEPA	119,332	119,332
Fibria	7,897,051	7,897,051
Other (1)	1,196	1,196
	8,063,014	8,063,014

1)	Refer to other intangible assets with indefinite useful life such as servitude and electricity.

The goodwill is based on expected future profitability supported by valuation reports, after purchase price allocation.

Goodwill are allocated to cash-generating units as presented in Note 28.4.

As a result of disclosed in note 1.2.1., which deals with the effects arising from COVID19, the Company reassessed the main assumptions used in the impairment test of the intangible disclosed in the financial statements of December 31, 2019 and concluded that there were no significant changes in the assumptions compared to the three-month period ended March 31, 2020. Therefore, Management understands that it is not necessary to carry out the impairment test of the intangible in this period.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

For the three-month period ended March 31, 2020, the Company did not identify any impairment of intangible.

16.2.	Intangible assets with determined useful life

		March 31, 2020	December 31, 2019
Beginning balance		9,649,789	180,311
Business combination with Fibria (1)			308,681
Additions		469	17,715
Fair value adjustment on business combination with Ibema			702
Write-offs		(17)
Amortization		(244,842)	(74,332)
Fair value adjustment on business combination with Fibria			10,159,550
Customer portfolio			9,030,779
Supplier agreements			172,094
Port services agreements			694,590
Port concession			54,470
Lease agreements			44,371
Cultivars			142,744
Software			20,502
Fair value adjustment on business combination with Fibria - Amortization			(956,577)
Customer portfolio			(820,980)
Supplier agreements			(72,097)
Port services agreements			(29,362)
Port concession			(2,147)
Lease agreements			(7,499)
Cultivars			(20,392)
Software			(4,100)
Fair value adjustment on business combination with Facepa - Amortization			(15,430)
Fair value adjustment on business combination with Ibema - Amortization			(24)
Exchange rate variation			2,930
Transfers and others		186	26,263
Ending balance		9,405,585	9,649,789
Represented by	Average rate %
Non-compete agreement	5	1,980	2,150
Research and development agreement	19	73,696	74,643
Ports concession	4	216,893	219,256
Lease agreements	17	34,996	36,871
Supplier agreements	13 to 100	96,293	99,997
Port service contracts	4	657,887	665,228
Cultivars	14	117,257	122,352
Development and implementation of systems	20	1,610	1,687
Trademarks and patents	5 to 10	18,095	20,649
Customer portfolio	9	8,015,803	8,217,192
Supplier agreements	5	48,984	51,562
Software	20	116,400	135,668
Others		5,691	2,534
		9,405,585	9,649,789

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019, Note 1.2.2.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

17.	TRADE ACCOUNTS PAYABLE

	March 31, 2020	December 31, 2019
In local currency
Related party (note 11.1)	3,166	2,478
Third party	1,443,841	1,288,774
In foreign currency
Third party (1)	961,279	1,085,207
	2,408,286	2,376,459

1)	The Company had a take or pay agreement with Klabin S.A., under conditions differentiated in terms of volume, exclusivity, guarantees and payment terms in up to 360 days, and prices were practiced under conditions of contractually established. Following the requirements imposed by the European Union's competition authority, the contract with Klabin expired in July 2019. For the three-month period ended March 31, 2020, the amount of R$360,290 in the consolidated refers to purchases of Klabin's pulp.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

18.	LOANS, FINANCING AND DEBENTURES

18.1.	Breakdown by type

			Current		Non-current		Total
Type	Interest rate	Average annual interest rate - %	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019	March 31, 2020	December 31, 2019
In foreign currency
BNDES	UMBNDES	6.0	32,292	26,307	28,156	27,620	60,448	53,927
Bonds (1)	Fixed	5.7	359,440	640,177	34,332,730	27,375,673	34,692,170	28,015,850
Export credits (ACC - pre-payment) (1)	LIBOR/Fixed	1.8	2,577,025	1,994,868	20,341,103	15,431,478	22,918,128	17,426,346
Others			3,383	3,481			3,383	3,481
			2,972,140	2,664,833	54,701,989	42,834,771	57,674,129	45,499,604
In local currency
BNDES	TJLP	7.3	288,744	283,658	1,457,035	1,517,649	1,745,779	1,801,307
BNDES	TLP	8.6	26,275	18,404	436,516	441,233	462,791	459,637
BNDES	Fixed	5.1	36,027	39,325	68,982	77,333	105,009	116,658
BNDES	SELIC	6.0	79,187	78,458	705,981	718,017	785,168	796,475
FINAME	Fixed	6.5	4,005	4,781	8,881	9,564	12,886	14,345
BNB	Fixed	6.7	35,321	37,815	148,134	156,904	183,455	194,719
CRA (“Agribusiness Receivables Certificates”)	CDI/IPCA	4.6	2,901,906	2,860,938	2,978,865	2,952,451	5,880,771	5,813,389
NCE (Export credit note)	CDI	6.7	52,762	131,914	1,271,734	1,270,065	1,324,496	1,401,979
Rural producer Certificate	CDI	9.2	1,187	5,840	273,372	273,303	274,559	279,143
Export credits (“Pre payment”)	Fixed	8.1	41,828	77,694	1,312,855	1,312,586	1,354,683	1,390,280
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	Fixed	8.0	85,315	76,596	475,976	475,905	561,291	552,501
Others (Revolving Cost, Working capital and Industrial Development Fund (“FDI”) and fair value adjustment on business combination	Fixed	0.4	(56,794)	(62,302)	4,641	4,559	(52,153)	(57,743)
Debentures	CDI	7.1	56,005	9,997	5,412,791	5,412,035	5,468,796	5,422,032
			3,551,768	3,563,118	14,555,763	14,621,604	18,107,531	18,184,722
			6,523,908	6,227,951	69,257,752	57,456,375	75,781,660	63,684,326

Interest on financing			658,966	886,886		136,799	658,966	1,023,685
Non-current funding			5,864,942	5,341,065	69,257,752	57,319,576	75,122,694	62,660,641
			6,523,908	6,227,951	69,257,752	57,456,375	75,781,660	63,684,326

1)	The variation is due to the increase in the exchange rate in the three-month period ended March 31, 2020.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

18.2.	Rollforward in loans, financing and debentures

	March 31, 2020	December 31, 2019
Beginning balance	63,684,326	35,737,509
Amounts from the business combination with Fibria (1)		20,667,096
Reclassification - accounts payable from lease operations		(18,225)
Fundraising	3,663,623	18,993,837
Interest accrued	886,270	3,362,250
Exchange rate variation, net	13,187,550	1,781,562
Settlement of principal	(4,503,548)	(13,994,708)
Settlement of interest	(1,167,141)	(2,977,957)
Amortization of fundraising costs	25,250	185,807
Other	5,330	(52,845)
Ending balance	75,781,660	63,684,326

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.2.

Suzano S.A.

Notes to the Unaudited condensed consolidated interim financial information
Three-month period ended March 31, 2020

(In thousands of R$, unless otherwise stated)

18.3.	Breakdown by maturity – non current

	2022	2023	2024	2025	2026	2027	2028 onwards	Total
In foreign currency
BNDES - Currency basket	4,546	12,878	10,732					28,156
Bonds				3,099,772	3,071,688	3,628,144	24,533,126	34,332,730
Export credits (ACC pre-payment)	94,956	2,395,102	9,549,643	4,556,435	3,259,393	485,574		20,341,103
	99,502	2,407,980	9,560,375	7,656,207	6,331,081	4,113,718	24,533,126	54,701,989
In local currency
BNDES – TJLP	203,997	268,788	268,023	239,884	292,572	169,102	14,669	1,457,035
BNDES – TLP	14,149	18,866	18,866	18,866	17,618	20,120	328,031	436,516
BNDES – Fixed	21,709	24,558	18,602	4,113				68,982
BNDES – Selic	57,472	74,067	97,309	89,264	212,549	175,320		705,981
FINAME	2,868	2,786	1,656	1,198	373			8,881
BNB	26,351	33,081	35,199	33,080	10,258	10,165		148,134
CRA (“Agribusiness Receivables Certificates”)		1,496,085	1,482,780					2,978,865
Export credit note					636,366	635,368		1,271,734
Rural producer certificate					136,789	136,583		273,372
Export credits (“Pre payment”)				1,312,855				1,312,855
FCO (“Central West Fund”), FDCO (“Central West Development Fund”) and FINEP	68,053	67,986	67,987	67,987	67,987	67,987	67,989	475,976
Others (Revolving costs, working capital, FIDC and FDI)	4,641							4,641
Debentures					2,326,833	2,336,846	749,112	5,412,791
	399,240	1,986,217	1,990,422	1,767,247	3,701,345	3,551,491	1,159,801	14,555,763
	498,742	4,394,197	11,550,797	9,423,454	10,032,426	7,665,209	25,692,927	69,257,752

18.4.	Breakdown by currency

	March 31, 2020	December 31, 2019
Brazilian Reais	17,297,622	17,362,903
U.S. Dollar	57,627,985	45,460,138
Selic (1)	795,605	807,358
Currency basket	60,448	53,927
	75,781,660	63,684,326

1)	Contractual definition of currency in contracts with Brazilian National Bank for Economic and Social Development (“Banco Nacional de Desenvolvimento Econômico e Social or “BNDES”) that are in Brazilian Reais plus SELIC interest.

18.5.	Fundraising costs

The fundraising costs are amortized based on terms agreements and effective interest rate.

			Balance to be amortized
Nature	Cost	Amortization	March 31, 2020	December 31, 2019
Bonds	343,642	98,784	244,858	201,467
CRA and NCE	125,222	82,046	43,176	47,443
Export credits (ACC pre-payment)	94,863	33,144	61,719	40,382
Debentures	24,467	6,159	18,308	19,065
BNDES (“IOF”) (1)	53,730	16,840	36,890	38,447
Others	18,147	13,747	4,400	4,590
	660,071	250,720	409,351	351,394

1)	Tax on Financial Operations

18.6.	Relevant transactions entered into the period

18.6.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiaries Suzano Pulp and Paper Europe S.A., Suzano Austria GmbH and Fibria Overseas Finance Ltd., entered into a syndicated export prepayment agreement in the amount of US$850,000 (equivalent to R$3,668,855), with a term of six years and maturity in February 2026, grace period of 4 years, quarterly interest payments of 1.15% p.a. plus LIBOR 3M. This transaction is fully and unconditionally guaranteed by Suzano S.A.

18.7.	Relevant transactions settled in the period

18.7.1.	Export Prepayment Agreements (“EPP”)

On February 14, 2020, Suzano, through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A., voluntarily prepaid the export prepayment agreement in the amount of U.S.$755,864 (equivalent to R$3,262,534), with quarterly interest payments of 1.15% p.a. plus quarterly LIBOR, which was scheduled to mature in February 2023.

18.7.2.	Make-whole Senior Notes (“Notes 2021”)

On March 31, 2020, the Company through its wholly-owned subsidiary Suzano Trading Ltd., redeem all of the outstanding of Senior Notes 2021 in the total amount of US$199,864 (equivalent to R$1,039,032) considering redemption price of 104.287% plus interest proportional to the period.

18.8.	Guarantees

Some loan and financing agreements have guarantees clauses, in which the financed equipment or other property, plant and equipment are offered by the Company, as disclosed in Note 15.1.

The Company does not have contracts with restrictive financial clauses (financial covenants) to be complied with.

19.	LEASE

19.1.	Right of use

The rollforward of three-month period ended March 31, 2020 is set forth below:

	Lands and Farms	Machines and Equipment’s	Buildings	Ships and boats	Vehicles	Total
Balance as of December 31, 2018
Initial adoption on January 1, 2019	1,762,943	143,685	41,570	1,408,640	1,012	3,357,850
Additions	260,982	1,529	39,794	612,022		914,327
Amortization (1)	(254,280)	(15,163)	(35,365)	(116,207)	(925)	(421,940)
Balance as of December 31, 2019	1,769,645	130,051	45,999	1,904,455	87	3,850,237
Additions	176,781	3,501	9,046		63	189,391
Amortization (1)	(44,236)	(1,041)	(4,082)	(33,725)	(240)	(83,324)
Balance as of March 31, 2020	1,902,190	132,511	50,963	1,870,730	(90)	3,956,304

1)	The amount of R$43,994 (R$53,832 as of March 31, 2019) related to land is reclassified to biological assets to compose the formation cost.

For the three-month period ended March 31, 2020, the Company is committed to lease agreements not yet in force for ships expected to be delivered one unit in first quarter 2020.

19.2.	Lease liabilities

The balance of lease payables for the three-month period ended March 31, 2020, measured at present value and discounted by the respective discount rates are set forth below:

Nature of agreement	Average rate - % p.a. (1)	Maturity (2)	Present value of liabilities
Lands and farms	10.89	November 2046	2,040,361
Machines and Equipment’s	10.15	July 2032	247,986
Buildings	10.92	April 2027	31,393
Ships and boats	10.76	February 2039	2,407,566
Vehicles	8.99	April 2020	55
			4,727,361

1)	To determine the discount rates, quotes were obtained from financial institutions for agreements with characteristics and average terms similar to the lease agreements.

2)	Refers to the original maturities of the agreements and, therefore, do not consider eventual renewal clause.

On March 12 and April 12, 2020, for a period of 10 months, two of the ships leased by the Company were made available for chartering from third parties. In the amount of U.S.$.7,500 (equivalent to R$38,990)

The rollforward in the balances in the year ended December 31, 2019 and the three-month period ended March 31, 2020 are as follows:

Balance as of December 31, 2018
Initial adoption on January 1, 2019	3,428,897
Additions	914,327
Payments	(646,487)
Accrual of financial charges (1)	275,404
Exchange rate variation	11,929
Balance as of December 31, 2019	3,984,070
Additions	189,391
Payments	(157,209)
Accrual of financial charges (1)	114,781
Exchange rate variation	596,328
Balance as of March 31, 2020	4,727,361

Current	664,651
Non-current	4,062,710

1)	The amount of R$19,057 related to interest expenses on leased lands is capitalized to biological assets to compose the formation cost.

The maturity schedule of future payment not discounted to present value related to lease liabilities is disclosed in Note 4.2.

19.2.1.	Amounts recognized in the statement of income for the period

In the three-month period ended March 31, 2020 and 2019, the amounts recognized in the unaudited condensed consolidated interim financial information, are set for the below:

	March 31, 2020	March 31, 2019
Expenses relating to short-term assets	3,527	14,790
Expenses relating to low-value assets	1,577	2,251
	5,104	17,040

20.	PROVISION FOR JUDICIAL LIABILITIES

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include tax, labor and civil risks.

The Company classifies the risk of unfavorable decisions in the legal proceedings as probable, possible or remote. The Company records provisions for losses classified as probable, as determined by the Company’s Management, based on legal advice, which reflect the estimated probable losses. Contingencies classified as possible loss are disclosed based on reasonably estimated amounts.

The Company’s management believes that, based on the elements existing at the base date of these unaudited condensed consolidated interim financial information, its provision for tax, civil, commercial and other, as well for labor risks, accounted for according to IAS 37 is sufficient to cover estimated losses related to its legal proceedings, as set forth below:

20.1.	Provisions for probable losses

The rollforward of provisions according to lawsuit natures is set forth below:

	March 31, 2020
	Judicial deposits	Provision	Provision, net
Taxes	(129,426)	3,139,677	3,010,251
Labor	(53,632)	237,747	184,115
Civil	(3,305)	269,312	266,007
	(186,363)	3,646,736	3,460,373

	December 31, 2019
	Judicial deposits	Provision	Provision, net
Taxes	(124,133)	3,176,503	3,052,370
Labor	(50,464)	227,139	176,675
Civil	273	283,159	283,432
	(174,324)	3,686,801	3,512,477

The change in the provision according to the nature of the proceedings is set forth below:

	March 31, 2020
	Tax	Labor	Civil and environment	Total
Beginning balance	3,176,503	227,139	283,159	3,686,801
Payments	(22,662)	(9,858)	(13,784)	(46,304)
Write-off	(23,540)	(7,731)	(7,461)	(38,732)
Additions	5,199	18,969	5,792	29,960
Monetary adjustment	4,176	9,229	1,606	15,011
Ending balance	3,139,676	237,748	269,312	3,646,736

	December 31, 2019
	Tax	Labor	Civil and environment	Total
Beginning balance	296,869	50,869	3,532	351,270
Business combination with Fibria (1)	139,462	185,157	64,974	389,593
Payments	(34)	(34,794)	(5,532)	(40,360)
Write-off	(3,875)	(55,730)	(13,434)	(73,039)
Additions	46,603	50,521	10,100	107,224
Monetary adjustment	13,388	31,116	5,257	49,761
Fair value adjustment on business combination with Fibria	2,684,090		218,262	2,902,352
Ending balance	3,176,503	227,139	283,159	3,686,801

1)	Business combination with Fibria and its subsidiaries held on January 3, 2019.

20.1.1.	Tax

For the three-month period ended March 31, 2020, the Company was a defendant in 44 administrative proceedings as well as tax lawsuits in which the disputed matters related, CSLL, IRRF, PIS, COFINS, ICMS, Tax on Services (“ISS”), among others whose amounts are provisioned for when the likelihood of loss is deemed probable by the Company’s external legal counsel and the Management.

20.1.2.	Labor

For the three-month period ended March 31, 2020, the Company was a defendant in 1,306 labor lawsuits.

In general, labor lawsuits are related primarily to matters frequently contested by employees in agribusiness companies, such as certain wages and/or severance payments, in addition to suits filed by outsourced employees of the Company.

20.1.3.	Civil and environment

For the three-month period ended March 31, 2020, the Company is a defendant in approximately 27 civil and environmental lawsuits.

Civil proceedings are related primarily to payment of damages, such as those resulting from contractual obligations, traffic-related injuries, possessory actions, environmental restoration obligations, claims and others.

20.2.	Provisions for possible losses

The Company is involved in tax, civil and labor lawsuits, for which losses have been assessed as possible by management with the support from legal counsel and therefore no provision was recorded:

	March 31, 2020	December 31, 2019
Taxes (1)	8,244,746	7,504,398
Labor	320,143	279,934
Civil (1)	2,898,659	2,995,576
	11,463,548	10,779,908

1)	Amounts net of the fair value adjustment on business combination with Fibria related to possible contingencies, as mentioned above.

Main nature of these contingencies are disclosed in the annual financial statements for the year ended December 31, 2019 and have not been significantly changed during this period.

21.	EMPLOYEE BENEFIT PLANS

The Company offers supplementary pension plan and defined benefit plan, such as medical assistance and life insurance. The characteristics of such benefits were disclosed in the annual financial statements for the year ended December 31, 2019 and have not been changed during this period.

21.1.	Pension plan

Contributions made by the Company, for Suzano Prev pension plan managed by BrasilPrev, for the three-month period ended March 31, 2020 amounted R$1,732 (R$5,993 as of December 31, 2019) recognized in under cost of sales, selling and general and administrative expenses.

Contributions made by the Company, for Senador José Ermírio de Moraes Foundation (FUNSEJEM) pension plan, for the three-month period ended March 31, 2020 amounted to R$2,214 (R$9,920 as of December 31, 2019), recognized under cost of sales, selling and general and administrative expenses.

21.2.	Defined benefits plan

The Company offers the following post-employment in addition to the pension plans, which are measured by actuarial calculation and recognized in the unaudited condensed consolidated interim financial information.

The rollforward of actuarial liability prepared based on actuarial report, are set forth below:

Balance at December 31, 2017	351,263
Interest on employee benefits	35,920
Actuarial loss	69,305
Benefits paid in the year	(26,061)
Balance at December 31, 2018	430,427
Business combination with Fibria (1)	147,877
Interest on employee benefits	44,496
Actuarial loss	147,640
Benefits paid in the year	(34,261)
Balance on December 31, 2019	736,179
Interest on employee benefits	13,195
Benefits paid in the period	(9,779)
Balance on March 31, 2020	739,595

1)	Business combination with Fibria its subsidiaries held on January 3, 2019, Note 1.2.2.

22.	SHARE-BASED COMPENSATION PLAN

For the three-month period ended March 31, 2020, the Company had 3 (three) share-based, long-term compensation plans, (i) Phantom stock option plan (“PS”) and (ii) Share Appreciation Rights (“SAR”), both settled in local currency and (iii) common stock options, settled in shares.

The characteristics and measurement method of such each plan were disclosed in the annual financial statements for the year ended December 31, 2019 and have not been changed during this period.

22.1	Long term compensation plans (“PS and SAR”)

The rollforward is set forth below:

	March 31, 2020	December 31, 2019
Number of shares in the beginning balance	5,996,437	5,045,357
Granted during of the period		2,413,038
Exercised (1)	(61,851)	(827,065)
Exercised due to resignation (1)		(106,983)
Abandoned / prescribed due to resignation	(48,654)	(527,910)
Number of shares in the ending balance	5,885,932	5,996,437

1)	The average price for share options exercised and exercised due to termination of employment, for the three-month period ended March 31, 2020 was R$38.97 (R$31.75 as of December 31, 2019).

22.2	Common stock option plan

The position is set forth below:

Program	Date of grant	Deadline for the options to become exercisable	Price on grant date		Shares Granted	Restricted year for transfer of shares
Program 4	01/02/2018	01/02/2019	R$	39.10	130,435	01/02/2022

22.3	Balances and result

The amounts corresponding to the services received and recognized in the unaudited consolidated interim financial information are set forth below:

	Liabilities and equity		Income Statement
	March 31, 2020	December 31, 2019	March 31, 2020	March 31, 2019
Non-current liabilities
Provision for phantom stock plan	160,949	136,505	(25,337)	(16,209)
Shareholders' equity
Stock option granted	6,279	5,979	(300)	(1,421)
Total general and administrative expenses from share-based transactions			(25,637)	(17,630)

23	LIABILITIES FOR ASSETS ACQUISITIONS AND SUBSIDIARIES

	March 31, 2020	December 31, 2019
Lands and forests acquisition
Real estate receivables certificates (1)	77,851	78,345
	77,851	78,345
Business combination
Facepa (2)	43,220	42,533
Vale Florestar Fundo de Investimento em Participações ("VFFIP") (3)	512,700	420,737
	555,920	463,270
	633,771	541,615

Current liabilities	116,792	94,414
Non-current liabilities	516,979	447,201

1)	Refers to obligations with the acquisition of land, farms, reforestation and houses built in Maranhão, restated by the IPCA.

2)	Acquired in March 2018, for the amount of R$307,876, upon payment of R$267,876 and the remaining restated at the Amplified Consumer Price Index (“IPCA”), adjusted by any losses incurred through the payment date, with maturities in March 2023 and March 2028.

3)	On August 2014, the Company acquired the Vale Florestar S.A. through VFFIP, for the total amount of R$528,941 with a upon payment of R$44,998 and remaining with maturity to August 2029. The monthly settlements are subject to interest and restated at the variation of the U.S. dollar exchange rate and partially restated by variation of the IPCA.

24	SHAREHOLDERS’ EQUITY

24.1	Share capital

On March 31, 2020, the Suzano’s share capital is R$9,269,281 divided into 1,361,263,584 common shares, all nominative, book-entry shares without par value. The share capital is net of the public offering expenses of R$33,735.

The breakdown of the share capital is set forth below:

	Ordinary
Shareholder	Quantity	(%)
Controlling Shareholders
Suzano Holding S.A.	367,612,329	27.01
Controller	194,809,797	14.31
Managements	35,564,742	2.61
Alden Fundo de Investimento em Ações	26,154,741	1.92
	624,141,609	45.85
Treasury	12,042,004	0.88
BNDESPAR	150,217,425	11.04
Votorantim S.A.	75,180,059	5.52
Other shareholders	499,682,487	36.71
	1,361,263,584	100.00

By resolution of the Board of Directors, the share capital may be increased, irrespective of any amendment to the Bylaws, up to the limit of 780,119,712 common shares, all exclusively book-entry shares.

For the three-month period ended March 31, 2020, SUZB3 common shares ended the period quoted at R$35.75 (R$39.68 on December 31, 2019).

24.2	Treasury shares

The Company has 12,042,044 common shares of own issuance held in treasury, with an average cost of R$18.13 (eighteen Brazilian Reais and thirteen cents) per share, with historical value of R$218,265 and market value corresponding to R$430,503. For the three-month period ended March 31, 2020, there was no movement of purchase or sale.

25	EARNINGS (LOSS) PER SHARE

25.1	Basic

The basic (loss) earnings per share is measured by dividing the profit attributable to the Company’s shareholders by the weighted average common shares issued during the period, excluding the common shares acquired by the Company and held as treasury shares.

	March 31, 2020	March 31, 2019
Resulted of the period attributable for controlling shareholders’	(13,422,530)	(1,226,803)
Weighted average number of shares in the period	1,361,264	1,321,529
Weighted average treasury shares	(12,042)	(12,042)
Weighted average number of outstanding shares	1,349,222	1,309,487
Basic loss per common share - R$	(9.94835)	(0.93686)

25.2	Diluted

The diluted earnings per share is measured by adjusting the weighted average of outstanding common shares, assuming the conversion of all common shares that would cause dilution.

	March 31, 2020	March 31, 2019
Resulted of the period attributed to controlling shareholders’	(13,422,530)	(1,226,803)
Weighted average number of shares in the period (except treasury shares)	1,349,222	1,309,487
Adjustment by stock options
Weighted average number of shares (diluted)	1,349,222	1,309,487
Diluted loss per common share - R$	(9.94835)	(0.93686)

Due to the loss in the periods, the Company does not consider the dilution effect in the measurement.

26	NET FINANCIAL RESULT

	March 31, 2020	March 31, 2019
Financial expenses
Interest on loans, financing and debentures (1)	(885,584)	(823,352)
Amortization of fundraising costs	(25,569)	(31,574)
Amortization of fair value adjustment on business combination	(5,330)	(2,167)
Other financial expenses	(169,941)	(135,711)
	(1,086,424)	(992,804)
Financial income
Marketable securities and cash equivalents	70,052	140,055
Amortization of fair value adjustment on business combination	23,809
Other financial income	26,893	9,267
	120,754	149,322
Income from derivative financial instruments
Income	34,803	507,466
Expenses	(9,093,595)	(1,144,400)
	(9,058,792)	(636,934)
Monetary and exchange rate variation, net
Exchange rate variation on loans, financing and debentures	(13,187,550)	(305,531)
Lease	(596,328)	(16,037)
Other assets and liabilities (2)	1,364,292	(134,159)
	(12,419,586)	(455,727)
	(22,444,048)	(1,936,143)

1)	Does not include the amount of R$3,803 arising from capitalized interest for the three-month period ended March 31, 2020 (R$606 as of March 31, 2019). Includes the amount of R$3,118 endorsement and guarantee in the three-month period ended March 31, 2020 (R$662 on March 31, 2019)

2)	Includes effects of exchange rate variations of customers, suppliers, cash and cash equivalents, marketable securities and others.

27	NET SALES

	March 31, 2020	March 31, 2019
Gross sales	8,257,293	6,885,416
Sales deductions
Adjustment to present value		(5,518)
Returns and cancelations	(21,673)	(23,592)
Discounts and rebates (1)	(945,349)	(794,495)
	7,290,271	6,061,811

Taxes on sales	(309,478)	(362,812)

Net sales	6,980,793	5,698,999

1)	The customer contracts of Fibria, a wholly-owned subsidiary incorporated on April 1, 2019, provide for contractual discounts that were maintained and that, therefore, impacted the Company's income in 2019.

28	SEGMENT INFORMATION

28.1	Criteria for identifying operating segments

In the financial statements for the year ended December 31, 2019, the information by segment used by the Company was disclosed, which did not change during the period.

28.2	Information of operating segments

	March 31, 2020
	Pulp	Paper	Not segmented	Total
Net sales	5,886,723	1,094,070		6,980,793
Domestic market (Brazil)	398,367	763,672		1,162,039
Foreign market	5,488,356	330,398		5,818,754
Asia	3,099,243	23,159		3,122,402
Europe	1,616,602	53,657		1,670,259
North America	651,503	53,567		705,070
South and Central America	97,420	184,597		282,017
Africa	23,588	15,418		39,006
Cost of sales	(4,129,175)	(690,824)		(4,819,999)
Gross profit	1,757,548	403,246		2,160,794
Gross margin (%)	29.9%	36.9%		31.0%

Operating income (expenses)	(631,643)	(180,687)		(812,330)
Selling	(418,221)	(96,715)		(514,936)
General and administrative	(224,053)	(90,783)		(314,836)
Other operating, net	16,592	139		16,731
Income from associates and joint ventures	(5,961)	6,672		711
Operating profit before net financial income (“EBIT”) (1)	1,125,905	222,559		1,348,464
Operating margin (%)	19.1%	20.3%		19.3%

Financial result, net			(22,444,048)	(22,444,048)

Net income (loss) before taxes	1,125,905	222,559	(22,444,048)	(21,095,584)

Income taxes			7,676,523	7,676,523

Net income (loss) for the period	1,125,905	222,559	(14,767,525)	(13,419,061)
Profit (loss) margin for the period (%)	19.1%	20.3%		(192.2)%
Result of the period attributable to controlling Shareholders	1,125,905	222,559	(14,770,994)	(13,422,530)
Result of the period attributed to non-controlling shareholders			3,469	3,469

Depreciation, depletion and amortization	1,539,864	108,338		1,648,202

1)	Earnings before interest and tax.

	March 31, 2019
	Pulp	Paper	Not segmented	Total
Net sales	4,601,986	1,097,013		5,698,999
Domestic market (Brazil)	505,535	807,671		1,313,206
Foreign market	4,096,451	289,342		4,385,793
Asia	1,754,884	23,904		1,778,788
Europe	1,556,894	50,077		1,606,971
North America	773,128	71,049		844,177
South and Central America	11,545	133,004		144,549
Africa		11,308		11,308
Cost of sales	(3,980,055)	(744,838)		(4,724,893)
Gross profit	621,931	352,175		974,106
Gross margin (%)	13.5%	32.1%		17.1%

Operating income (expenses)	(596,505)	(192,789)		(789,294)
Selling	(354,200)	(87,103)		(441,303)
General and administrative	(228,760)	(102,005)		(330,765)
Other operating, net	(13,545)	(5,339)		(18,884)
Income from associates and joint ventures		1,658		1,658
Operating profit before net financial income (“EBIT”) (1)	25,426	159,386		184,812
Operating margin (%)	0.5%	14.5%		3.0%

Financial result, net			(1,936,143)	(1,936,143)
Net income (loss) before taxes	25,425	159,387	(1,936,143)	(1,751,331)

Income taxes			522,199	522,199

Net income (loss) for the period	25,425	159,387	(1,413,944)	(1,229,132)
Profit (loss) margin for the period (%)	0.3%	14.5%		(21.7)%
Result of the period attributable to controlling Shareholders	25,425	159,387	(1,411,615)	(1,226,803)
Result of the period attributed to non-controlling shareholders			(2,329)	(2,329)

Depreciation, depletion and amortization	2,351,650	119,635		2,471,285

1)	Earnings before interest and tax.

28.3	Net sales by product

The following table set forth the breakdown of consolidated net sales by product:

Products	March 31, 2020	March 31, 2019
Market pulp (1)	5,886,723	4,601,986
Printing and writing paper (2)	881,758	909,555
Paperboard	197,446	176,635
Other	14,866	10,823
Net sales	6,980,793	5,698,999

1)	Revenue from fluff pulp represents (around 0.5% of total net sales) and, therefore, was included in market pulp sales.

2)	Tissue is a recently launched product and its revenues represent less than 2.6% of total net sales. Therefore, it was included in the sales of printing and writing paper.

28.4	Goodwill based on expected future profitability

The goodwill based on expected future profitability arising from the business combination were allocated to the disclosable segments, which correspond to the Company's cash-generating units (“CGU”), considering the economic benefits generated by such intangible assets. The allocation of intangibles is set forth below:

	March 31, 2020	December 31, 2019
Pulp	7,942,486	7,942,486
Consumer goods	119,332	119,332
	8,061,818	8,061,818

29	EXPENSES BY NATURE

	March 31, 2020	March 31, 2019
Cost of sales (1)
Personnel expenses	(236,980)	(369,144)
Variable cost	(1,720,594)	(1,350,556)
Logistics cost	(1,007,721)	(537,430)
Depreciation, depletion and amortization	(1,381,201)	(2,235,330)
Other	(473,503)	(232,433)
	(4,819,999)	(4,724,893)
Selling expenses
Personnel expenses	(43,930)	(59,257)
Services	(28,799)	(20,814)
Logistics cost	(182,515)	(117,999)
Depreciation, depletion and amortization	(233,679)	(217,413)
Other (2)	(26,013)	(25,820)
	(514,936)	(441,303)
General and Administrative expenses
Personnel expenses	(186,008)	(189,283)
Services	(67,651)	(65,600)
Depreciation, depletion and amortization	(25,101)	(14,936)
Other (3)	(36,076)	(60,946)
	(314,836)	(330,765)
Other operating (expenses) income net
Rents and leases	1,080	133
Result from sale of other products, net	18,977	3,561
Result from sale and disposal of property, plant and equipment and biological assets, net	(4,488)	(15,770)
Insurance reimbursement		6,461
Provision for loss of judicial deposits		(3,284)
Amortization and depletion	(8,221)	(5,564)
Other operating income (expenses), net	9,383	(4,421)
	16,731	(18,884)

1)	Includes the amount of R$92,868, related to idle capacity and maintenance downtime (there were no expenses as of March 31, 2019).

2)	Includes expected credit losses, insurance, materials of use and consumption, expenses with travel, accommodation, participation in trade fairs and events.

3)	Includes corporate expenses, insurance, materials of use and consumption social projects and donations, expenses with travel and accommodation.

30	SUBSEQUENT EVENTS

30.1	Disbursement of Revolving Credit Facilities

On April 2, 2020, the Company through its wholly-owned subsidiary Suzano Pulp and Paper Europe S.A, disbursement of US$500,000 (equivalent to R$2,632,550) of its revolving credit facility characterized as an export prepayment loan with quarterly payments of 1.30% plus quarterly LIBOR and maturity in February 2024.

The disbursement is in line with the preventive measures that the Company has been taking to mitigate eventual impacts resulting from the COVID-19 pandemic and aims to bring even more strength to the liquidity position of the Company, contributing for Suzano to go through the challenges resulting from such pandemic on a consistent manner.